Form 20-F/A
period 2001-03-31
CROSSWAVE COMMUNICATIONS INC
filed 2001-10-25
CIK 1119174

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

     Commission file number: 0-30868

Kabushiki Kaisha Crosswave Communications
(Exact name of Registrant as specified in its charter)
Crosswave Communications Inc.
(Translation of Registrant’s name into English)

Crest Yasuda Bldg
3-21, Kanda Nishiki-cho

Japan	Chiyoda-ku, Tokyo 101-0054 Japan

(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered

None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.

(1) Common Stock, par value ¥50,000 per share*
(2) American Depositary Shares (“ADSs”), each of which represents 1/200th of a share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of March 31, 2001, 501,960 shares of common stock were outstanding, comprised of 415,000 shares and 17,392,000 ADSs (equivalent to 86,960 shares).

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No	[ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18	[X]

___________

*Not for trading, but only in connection with the registration of the ADSs.

			Page

		Forward-Looking Statements	3

	PART I
Item	1	Identity of Directors, Senior Management and Advisors	4

Item	2	Offer Statistics and Expected Timetable	4

Item	3	Key Information	4

Item	4	Information on the Company	16

Item	5	Operating and Financial Review and Prospects	35

Item	6	Directors, Senior Management and Employees	41

Item	7	Major Shareholders and Related Party Transactions	45

Item	8	Financial Information	47

Item	9	The Offer and Listing	47

Item	10	Additional Information	48

Item	11	Quantitative and Qualitative Disclosures about Market Risk	58

Item	12	Description of Securities Other than Equity Securities	59

		PART II

Item	13	Defaults, Dividend Arrearages and Delinquencies	59

Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	59

Item	15	[Reserved]	60

Item	16	[Reserved]	60

		PART IV

Item	17	Financial Statements	60

Item	18	Financial Statements	60

Item	19	Exhibits	60

Forward-looking Statement

     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry and that are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition of ours or our subsidiaries or state other “forward-looking” information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

     Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. and include, without limitation:

•	that we are making large investments in data communications infrastructure, but if we are unable to attract a high volume of data traffic we will not realize a return on our investment,

•	that we incurred significant losses in our last fiscal year and expect to incur substantially larger losses in the future,

•	that we will need additional capital to further develop our network and if we are unable to obtain it we may not be able to complete our network development plans as scheduled or we may be forced to modify or abandon some or all of our plans, and

•	that if we incur substantial additional debt to finance our business, we may be restricted in various ways that would limit our operations or growth.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto beginning on page F-1 in response to Item 8. and Item 18. and Operating and Financial Review and Prospects included as Item 5. The statement of operations data below for the period from October 28, 1998 (date of inception) through March 31, 1999 and for the fiscal years ended March 31, 2000 and 2001 and the consolidated balance sheet data as of March 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Asahi & Co., a member firm of Andersen Worldwide SC, independent public accountants. The historical results are not necessarily indicative of results to be expected for any future period. See Item 5. Operating and Financial Review and Prospects.

	October		Year	Year
	28, 1998 to	Year ended	ended	ended
	March 31,	March 31,	March 31,	March 31,

	1999	2000	2001	2001
	(in thousands, except per share and ADS data)
Consolidated Statements of Operations Data:

Revenues:

Data communication services	¥—	¥231,786	¥2,628,655	¥20,939

Operating costs and expenses:

Cost of data communication services	—	6,098,725	9,513,127	75,778

Depreciation and amortization	405	841,648	2,306,980	18,376

Sales and marketing	—	431,019	632,983	5,042

General and administrative	82,097	520,311	1,138,943	9,073

Total operating costs and expenses	82,502	7,891,703	13,592,033	108,269

Operating loss	(82,502)	(7,659,917)	(10,963,378)	(87,330)

Other income (expenses):

Interest expense, net	(22)	(195,852)	(280,835)	(2,237)

Foreign exchange gain	—	10,121	553,001	4,405

Other, net	(812)	(3,646)	(170,931)	(1,361)

Loss before minority interests and income taxes	(83,336)	(7,849,294)	(10,862,143)	(86,523)

Minority interests in consolidated subsidiaries	—	—	15,302	122

Income taxes	—	—	—	—

Net loss	¥(83,336)	¥(7,849,294)	¥(10,846,841)	¥(86,401)

Per Share and ADS Data:

Net loss per share:	¥(8,569)	¥(46,643)	¥(23,308)	¥(186)

Net loss per ADS:	(43)	(233)	(117)	(1)

Weighted average number of common shares outstanding	9,725	168,285	465,366	465,366

Consolidated Balance Sheets Data:

Cash and cash equivalents	¥5,071,739	¥12,239,362	¥24,039,851	¥191,492

Property and equipment, net	1,526,578	15,005,373	31,368,009	249,864

Total assets	6,712,114	28,091,481	59,202,442	471,582

Capital lease obligations, including current portion	3,067	11,454,500	11,167,123	88,953

Total liabilities	441,516	16,169,315	29,084,420	231,675

Shareholders’ equity	6,270,598	11,922,166	30,033,482	239,234

	October		Year	Year
	28, 1998 to	Year ended	ended	ended
	March 31,	March 31,	March 31,	March 31,

	1999	2000	2001	2001
	(in thousands, except per share and ADS data)
Other Data:

Adjusted EBITDA(1)	¥(82,097)	¥(6,818,269)	¥(8,656,398)	¥(68,954)

Capital expenditures(2)	1,191,014	13,413,510	16,159,932	128,723

Net cash provided by (used in):

Operating activities	(53,111)	(3,983,211)	(8,533,824)	(67,977)

Investing activities	(1,228,899)	(1,722,269)	(7,935,171)	(63,208)

Financing activities	6,353,749	12,873,103	27,322,902	217,643

(1)	Adjusted EBITDA represents operating income (loss) before depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing Crosswaves’s operating performance, financial position and cash flows. Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies.

(2)	Capital expenditures include expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions.

Exchange Rates

     In parts of this annual report, we have translated Japanese yen amounts into U.S. dollars for the convenience of investors. The rate we used for the translations was ¥125.54 equal to ¥1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on March 30, 2001. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per ¥1.00. The noon buying rate on September 18, 2001 was ¥1= 117.30. No representation is made that the Japanese yen or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate or at all.

Year ended March 31,	High	Low	Average	Period-end

1997	¥124.54	¥104.49	¥112.52	¥123.72

1998	133.99	111.42	122.78	133.29

1999	147.14	108.83	128.19	118.43

2000	124.45	101.53	111.35	102.73

2001	125.54	104.19	110.60	125.54

Calendar Year 2001
March	¥125.54	¥117.33	¥121.51	¥125.54

April	126.75	121.68	123.77	123.57

May	123.67	118.88	121.77	118.88

June	124.73	119.13	121.35	124.73

July	125.85	122.85	124.50	125.00

August	124.87	118.75	121.37	118.75

A.     Capitalization and Indebtedness

Not applicable.

B.     Reasons for the Offer and Use of Proceeds

Not applicable.

C.     Risk Factors

     You should carefully consider the risks described below before making an investment decision.

We are making large investments in data communications infrastructure, but if we are unable to attract a high volume of data traffic we will not realize expected returns on our investment

     Our network is specifically designed for data communications such as corporate computer networks and the use of the Internet. We must attract a substantial volume of data traffic to our network in order to generate sufficient revenues and to realize the anticipated cash flow, operating efficiencies and cost benefits of our network development plan. If we are not successful in attracting new large-volume customers, we will not be able to generate sufficient traffic and revenue to justify our initial investments or to support our continued network and data center buildout.

     Potential obstacles to attracting our target customers include:

•	customers may be reluctant to use a new, less-established provider even if we offer attractive services;

•	the market for new services we introduce may not develop as soon as we anticipate or at all;

•	our services may fail to perform as expected;

•	delays in the installation and development of our network infrastructure could hurt our ability to attract customers and/or prevent us from delivering our services;

•	growth of overall demand for data transmission in Japan may slow down; and

•	other competitive factors such as aggressive pricing by our competitors.

We incurred significant losses in our last fiscal year and expect to incur substantially larger losses in the future

     In starting up our business and in developing our nationwide fiber optic network and data centers, we have incurred operating and net losses and working capital deficits and we expect each of these to continue to grow in the next several fiscal years. For the year ended March 31, 2001, we had revenues of ¥2,629 million, operating losses of ¥10,963 million and net losses of ¥10,847 million. Our accumulated deficit at March 31, 2001 was ¥18,779 million. Although we expect revenues to increase by more than three times in the fiscal year ending March 31, 2002, we also expect to continue to record substantial operating and net losses in the current fiscal year. There is no assurance that we will be able to generate returns sufficient to reverse our operating and net losses and clear our accumulated deficits on a timely basis or at all. If our losses are larger than expected, we may not be able to fully implement our business plan or to implement it on schedule. This could affect our ability to offer the levels of services anticipated and to generate the revenue we expect, which could, in turn, cause our ADS price to fall.

We will need additional cash to further develop our network and fund our operations and if we are unable to obtain it we will not be able to complete our network development plans as scheduled or we will be forced to modify or abandon some or all of our plans

     We believe that cash on hand and cash flow from service revenues will be sufficient to satisfy our cash requirements into the first quarter of fiscal 2002, including cash required to execute our network buildout plan and to fund negative cash flows from operations. We will need additional capital for further development of our network, including our nationwide, metropolitan and local access network buildouts, to add international capacity, to construct and develop our data centers and to fund our operations. We will need at most approximately an additional ¥30 billion through the year ending March 31, 2004. We expect to obtain the additional funds that we need from bank borrowings or placements of debt and equity securities. However, there can be no assurance that funding will be available to us on a timely basis or at all, or on terms acceptable to us, especially in light of the general tightening of the credit markets in Japan. Any inability to raise funds may prevent us from implementing our plans or may require us to modify or abandon some or all of our plans and may have an adverse effect on our operations.

If we incur substantial additional debt to finance our business, we may be restricted in various ways that would limit our operations or growth

     Our need for additional funds may compel us to borrow. If we incur substantial amounts of debt, our negative cash flows may restrict our ability to service and repay the debt. Additionally, substantial indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future capital expenditures, working capital and other general corporate requirements; and

•	limit our flexibility in planning for and adapting to changes in the industry in which we operate.

We have a limited operating history and may not be able to successfully implement our business plan

     We have a limited operating history. We started our operations in May 1999 and there is limited information available to evaluate our performance. Although our operations, including network construction, sales and customer base, have expanded, our business is still in development. Accordingly, our prospects and the merits of investing in our stock must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving, capital-intensive industries such as those related to data communications infrastructure and services. If our business model proves to be unsuccessful, the trading price of our ADSs could further decline.

We may not be able to compete effectively, especially against established competitors which have greater financial, marketing and other resources

     The telecommunications industry in Japan, although not as well developed or diverse as it is in the United States, is competitive and becoming even more so. Even though the data communications market is a relatively new market in Japan, many of our competitors have developed or are currently developing extensive fiber optic networks and data communications services or have announced plans for extensive infrastructure development and new service offerings. Our competitors are primarily large telecommunications companies in Japan such as NTT and its group companies, Japan Telecom, KDDI, PNJ Communications (PNJ-C), and potentially major foreign telecommunications companies. These competitors may have advantages, including:

•	substantially greater financial resources;

•	more extensive and well-developed marketing and sales networks;

•	greater numbers of existing customers which may become customers of their data communications services;

•	substantially greater personnel, marketing, service development and other resources; and

•	higher name and brand recognition.

     With these advantages our competitors may be better able to:

•	develop, market and sell their services;

•	adapt more quickly to new and changing technologies; and

•	more easily obtain new subscribers.

     In addition, if telecommunications carriers replace their existing switches and equipment with more advanced switches and equipment, this may increase their ability to use their existing extensive networks for Internet and data transmission.

     We may also be vulnerable to existing telecommunications companies with significant amounts of fiber already installed such as NTT, KDDI and Japan Telecom, and to new entrants whose cost of entry into the data communications business, particularly the provision of data transmission capacity, may be substantially lower than it was for us. We were the first telecommunications company to own transmission lines nationwide in Japan by means of an IRU. An IRU, or “Indefeasible Right of Use”, is a long-term right, usually granted by contract, to use the transmission lines and facilities of another company or entity. Recently, the price of acquisition of transmission facilities has declined substantially and, as a result, competition has increased. As the market for data communications develops and as the supply of fiber or other data communications infrastructure continues to expand, it may be possible for competitors to enter more cost-effectively into IRU contracts for the long-term use of transmission facilities. If they are able to do so, we are more likely to see the number of new entrants offering services at competitive prices increase.

     In addition, competition could significantly increase as a result of:

•	increased consolidation and strategic alliances in the industry;

•	increased competition from foreign carriers and others;

•	further technological advances; and

•	further deregulation and other regulatory initiatives.

     We also expect to face significant competition in providing data center services from a number of existing and new competitors such as NTT, KDDI Japan Telecom, PNJ-C and their affiliated companies. Such competition could, for example, make it difficult for us to attract enough customers to pay for the investments we intend to make in data center infrastructure.

Our customers in connectivity service that are also our competitors may terminate our services if they are able to do so without sacrificing quality

     Currently, because of the high quality of our services and the large capacity of our network, many of the major telecommunications carriers and their affiliated network operators are our customers. They may terminate or reduce our services when lower cost services of reasonably good quality are available from other providers or to the extent they are able to increase their ability to use their own networks.

We anticipate that prices for data transmission bandwidth and other services we offer will continue to decline which may reduce our revenues or limit our ability to grow our revenues

     The prices we currently charge to our customers for transmission capacity and other services are likely to decline for the following reasons:

•	future rate reductions for data communications services by our competitors;

•	continuing development by our competitors of cost-efficient fiber optic networks;

•	installation by us and our competitors of additional fiber and related equipment that provides substantially more transmission capacity than initially needed; and

•	recent or future technological advances that enable substantial increases in, or better usage of, the transmission capacity of both new and existing fiber (and other transmission medium such as copper wire).

     If prices for data transmission and our other services decline, we may experience a decline in revenues or in the rate of growth of our revenues which would have a material adverse effect on our development plans and operations. Additionally, we may be more vulnerable than our competitors to slower revenue growth as a result of downward price pressure on services offered because we may not be able to easily lower the cost of our two major IRU agreements, in particular our IRU agreement with KDDI. That agreement contains provisions that allow for renegotiation of the lease payment amounts in the event that the amounts provided for become unreasonable based on changes in the telecommunications industry, general price levels and socio-economic circumstances, but there is no assurance that we would be able to negotiate any reduction.

     If the general market level of prices for fiber optic cable, by IRU agreement or otherwise, is reduced more than anticipated or more rapidly than anticipated, our services will become less competitive and we will not be able to generate the revenues that we expect. This will also be true if last mile pricing is significantly reduced after we have committed significant amounts of capital to our local access infrastructure development in order to bypass NTT and other local carriers in the last mile.

Our operating results are likely to fluctuate significantly and may differ from market expectations

     Our annual and quarterly operating results may vary significantly in the future due to a number of factors, many of which are beyond our control. As a result, we believe that quarter-to- quarter comparisons of our operating results may not be a good indication of our future performance. It is likely that, in some future quarter, our operating results may be below the expectations of public market analysts and investors.

     Factors which may cause fluctuation include:

•	the timely completion of the various stages of our network buildout plan, or the modification of this plan;

•	the timely implementation of planned services;

•	the rate at which we are able to offer new services to remain competitive as the market for data communications develops;

•	the timing of large purchases of equipment, the timing of payments or prepayments of contracts for transmission lines and the timing of other expenses;

•	the rate at which we are able to add new customers;

•	the addition or loss of major customers;

•	the rate at which customers increase the bandwidth they use; and

•	fluctuations in the yen/dollar exchange rate.

Our business may be adversely affected if we fail to maintain the reliability, currency and security of our networks

     The reliability of our networks could be affected by damage from fire, earthquakes and other natural disasters, power loss, telecommunications failures and similar events. Much of our computer and data center networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas. Computer viruses and interruptions in service as a result of the accidental or intentional actions of Internet users and others may also prevent us from providing service to our customers. Any problems that cause interruptions in the services we provide could have a material adverse effect on our business, financial condition and results of operations.

     Our network uses a collection of communications equipment, software, operating protocols and proprietary applications for the high-speed transmission of large quantities of data among multiple locations. Given the structure of our network and the nature of Ethernet or IP protocol, it may be possible that data will be delayed, lost or distorted in the provision of services like Wide-area Ethernet platform or dial-up port services, although we are not aware of any significant delays to date. Delays in data delivery may cause significant performance degradations in applications that customers are using. Our network may also contain undetected design faults and software bugs that, despite our testing, may be discovered only after the network has been installed and is in use. The failure of any equipment or facility on the network could result in the interruption of customer service until necessary repairs are made or replacement equipment is installed. Although we have had a few temporary failures during the construction and activation of our network, we have had no significant failures resulting in any material adverse consequences. Any failures, faults or errors could cause delays or service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers

     We expect that new equipment and technologies will emerge and that existing equipment and technologies will further develop. New equipment and technologies may reduce the prices for the types of services we offer or they may be superior to, and render obsolete, these services and the equipment and technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our equipment and technology in order to continue to compete effectively. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

     With respect to our network, we have designed and completed the network to operate using DWDM, or Dense Wavelength Division Multiplexing transmission technology, and SONET, or Synchronous Optical Network technology. If a new technology is developed that provides the ability to transmit larger amounts of traffic more efficiently and cost-effectively on the same fiber optic cables, we may be unable to convert to the new technology on a timely basis or at all and, if we are able to convert, we may lose the benefits of significant amounts of investments in equipment and technology related to DWDM and SONET.

Rapid growth and a rapidly changing operating environment may strain our limited resources

     We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As our customers increase, as traffic patterns change and as the volume of information transferred increases, we will need to increase our investment in our network and other facilities in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion, the quality of our services could deteriorate and our business may suffer.

We rely on IIJ for the development of our network and for the procurement of our network equipment, without which we may not be able to maintain the quality of our network

     Our network was designed and installed jointly with engineers and other personnel at IIJ. Mr. Asaba, our Chief Technology Officer and the Co-Chief Technology Officer at IIJ, coordinated this network development. Some technical personnel, including Mr. Asaba, divide their time between IIJ and us. IIJ pays their salaries. We reimburse IIJ for a portion of the costs of these employees based on how much of their time is devoted to us.

     IIJ’s continued support in developing our network and services, implementing our network development plan, and identifying, evaluating and procuring equipment and new technologies for our network is important. We expect that this support will continue to be available to us. Mr. Asaba and various project managers at Crosswave and IIJ, coordinate the network and service development and various other projects at Crosswave and IIJ on a case-by-case basis to ensure that resources are assigned to projects as needed. In those instances where IIJ employees are temporarily assigned to us, we reimburse IIJ for the time of the IIJ employees at scheduled rates. The quality of our network and services may be affected and our business may suffer to the extent this continued support is unavailable on a timely basis or at all.

Our business and relationships with customers and major stockholders may suffer if we lose the services of key directors and executive officers that split time between IIJ and us

     Mr. Koichi Suzuki, our President and Representative Director, and Mr. Toshiya Asaba, our Chief Technology Officer, split their time between Crosswave and IIJ, where Mr. Suzuki serves as President, Chief Executive Officer and Representative Director, and Mr. Asaba serves as Director and Co-Chief Technology Officer. Mr. Suzuki currently spends approximately one-third of his time working for us and Mr. Asaba currently spends approximately one-half of his time working for us. We expect that their future allocations of time will be approximately the same. However, business circumstances may result in one or both of these key persons spending more of his time with IIJ than anticipated. In addition, Mr. Akio Onishi, our Chief Executive Officer, also serves as a director of IIJ. To the extent any of these or other employees are not available to us at important times, our business may suffer. We also rely on their expertise in the operation of our businesses and on Mr. Suzuki’s relationships with our three main shareholders. None of our directors, officers or key employees, including Mr. Suzuki, Mr. Onishi and Mr. Asaba, is bound by an employment or noncompetition agreement.

We depend on key personnel and our business may suffer if we cannot attract or retain qualified personnel

     If we fail to attract or retain the qualified personnel we need, our business may be adversely affected. Because our network, services, products and technologies are complex, we depend on the continued service of our existing engineering and other personnel and we will need to hire additional engineers and research and development personnel. Competition for qualified engineers, research and development personnel and employees in the Internet and data communications services industry in Japan is intense and there are a limited number of persons with the necessary knowledge and experience.

IIJ is our main customer and our main sales agent and to the extent its business suffers, ours may also

     In the year ended March 31, 2001, services rendered to IIJ and its affiliates accounted for approximately 64.4% of our revenues. Additionally, another 10.6% of our revenues were attributable to Sony and Toyota and their affiliates. Although we expect to significantly diversify our sources of revenue in this and future fiscal years, IIJ will continue to be a significant customer. To the extent IIJ does not continue to be successful in expanding its business and increasing the number of its customers and the bandwidth its customers use, our business will suffer accordingly.

     Additionally, IIJ is one of our largest sales agents. As IIJ expands its value-added and systems integration services, we expect our sales to increase. To the extent IIJ is not successful in promoting our services, either individually or as part of its systems integration services, our business will not grow as rapidly as anticipated.

Conflicts of interest may arise between us and IIJ which could be resolved in a manner unfavorable to us

     Conflicts of interest could arise relating to the nature, quality and pricing of services provided by us to IIJ or by IIJ to us, the allocation of corporate opportunities and general issues relating to maintaining or increasing our profitability. In addition, our President and Representative Director is also the President, Chief Executive Officer and Representative Director at IIJ, and many of our key management and technical personnel perform services for both us and IIJ. There could be potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and IIJ. As a result, it is possible that these directors and executive officers could place the interest of IIJ ahead of our interests when the two are incompatible. We have not entered into any agreement with IIJ regarding conflicts of interest.

Our three main shareholders have the ability to control us and their interests may conflict with your interests

     As of the date of this annual report, IIJ, Sony and Toyota own 37.9%, 23.9% and 23.9% of our shares, respectively. These shareholders are actively involved in and will continue to have the ability to control our affairs and business. They have agreed that until August, 2003, IIJ will be able to nominate two our board of director members and Sony and Toyota one each, and they will vote their shares in favor of each others’ respective nominees. As noted above, there is also a significant amount of management overlap and dependence on IIJ personnel. It is possible that our main shareholders’ interests could conflict with your interest.

We may not be able to continue using our transmission lines under our IRU agreements or our data centers under leases if the grantor of one of our IRU agreements or one of our landlords becomes insolvent

     We obtained access to nationwide transmission lines in Japan through our long-term IRU agreement with KDDI to lease dark fiber. We have also acquired capacity between Japan and the United States by entering into an IRU agreement with Global Crossing. Our rights under these IRU agreements can be asserted only against the carriers granting the IRU. Therefore, we may not be able to continue using the transmission lines under the IRU agreements if the carriers were to become insolvent or bankrupt or if the transmission lines were to be foreclosed on or disposed of. Additionally, we have pre-paid $25 million to Global Crossing which we might not be able to recover in the event of an insolvency or bankruptcy.

     We have also leased space for the construction of our data centers from certain landlords. If one or more of these landlords become insolvent or files bankruptcy, and if, as a result, we are unable to continue operating our data centers at one or more locations, our results may be adversely affected.

We may not be able to expand our network if there are delays in the construction of conduits for our fiber or in the installation of the fiber

     Our existing network backbone consists of four strands of nationwide dark fiber that we lease under an IRU agreement. To date, we have installed transmission equipment and have lit two strands of this fiber. Although this will provide a substantial amount of transmission capacity and will support all of the services we currently offer, we expect tremendous growth in data transmission. To prepare for future demand, our backbone network development plan calls for us to significantly expand our nationwide network by using conduits currently being installed by the Ministry of Land, Infrastructure and Transport under national roadways throughout Japan. We have applied to install cables with multiple strands of fiber in these conduits. Delays by the Ministry of Land, Infrastructure and Transport in completing these conduits or issuing final approval of our applications or delays by us or our contractors in the installation of the fiber could prevent us from completing expansion of our backbone network on a timely basis or at all.

A failure to obtain or maintain appropriate rights-of-way could delay the completion of our network and increase its cost

     We cannot assure you that we will be successful in obtaining additional rights-of-way and other permits required to install and use fiber underground or in other conduits or to use electricity and telephone pole space and other rights-of-way. We must obtain these rights-of-way from parties such as railroads, operators of subways, utilities, highway authorities, local governments and commercial landlords. We must also obtain approvals for construction from local authorities in most of these cases. The process of obtaining these permits, rights and approvals is usually time- consuming and burdensome. If we are unable, on acceptable terms and on a timely basis, to obtain and maintain the permits, rights and approvals needed to implement our business plan, the buildout of our network could be prevented or delayed or could be more costly than anticipated and our business, financial condition and results of operations could be materially and adversely affected.

Regulatory matters could impact our ability to conduct our business

     The licensing, construction and operation of telecommunications systems and services in Japan are subject to regulation and supervision by the Ministry of Posts and Telecommunications (MPHPT). We operate pursuant to licenses and approvals that have been granted by the MPHPT. Our licenses are issued under the Telecommunications Business Law to provide telecommunications services through our network which makes us a Type I Carrier. We were the first Type 1 Carrier to receive a license to provide services through a network the rights of which were obtained pursuant to a long-term lease. Previously Type I Carriers were required to own their networks. Any decisions or changes by the MPHPT in the areas of the grant, amendment or renewal of licenses based on the leasing of facilities could require us to substantially change our business model.

     Our Type I license has an unlimited duration. However, this license is subject to revocation by the MPHPT if we violate telecommunications laws and regulations so as to impair the public interest, if we or any of our directors are sentenced to a fine or any more severe penalty under the telecommunications laws or if we employ a director who was previously sentenced to a fine or more severe penalty or had a Type I license revoked in the past. We believe our licenses and approvals are in good standing and we expect to be able to continue to fulfill the terms of our licenses and approvals to the satisfaction of the MPHPT. However, there can be no assurance that we will be able to do so.

     Existing and future governmental regulation may substantially affect the way in which we conduct business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. We cannot predict the future regulatory framework of our business. Any changes in laws, regulations or MPHPT policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. These regulations are summarized in more detail in the section entitled “Regulation of the Telecommunications Industry in Japan” in Item 4.

Item 4. Information on the Company

A.   History and Development of the Company

     We are incorporated in Japan as a joint stock corporation under the name Crosswave Communications Inc. We were formed in October 28, 1998 as a joint venture of Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation and operate under the laws of Japan. We began operations in May 1999, making us one of the first high-speed telecommunications facilities and networks in Japan specifically designed for data communications. We became a public company in August 2000 with our initial public offering on the Nasdaq National Market.

     Our head office is located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan, and our telephone number at that location is 81-3-5205-4500. Our agent in the United States is Crosswave Communications America, Inc., 1999 South Bascom Avenue, Suite 705, Campbell, California 95008 and our telephone number at that location is 408-879-6238. We have a Web site that you may access at http://www.cwc.co.jp/en/. Information contained on our Web site does not constitute part of this annual report filed on Form 20-F.

     For a discussion of capital expenditures for the past three years see “Capital expenditures” at the end of Item 4.B. For a discussion of current capital expenditures and divestitures see Item 5.B — Liquidity and Capital Resources.

B.    Business Overview

     We are a pioneer in the introduction of broadband data communications infrastructure and services to businesses and telecommunications carriers in Japan. We offer two main types of services, Network services and Data Center services. Network services include our High-speed backbone service, Wide-area Ethernet platform service, Dial-up port service and other services. We operate the first nationwide fiber optic network specifically designed for the high-speed transmission of data. Our network uses advanced optical technologies that allow us to deliver high-capacity, cost- effective and highly reliable data communication services, eliminating the burden of multiple layers of equipment employed in traditional telephony systems. Our extensive network is also flexible and scalable in that it can be easily expanded and/or upgraded to increase capacity, support new services and incorporate new transmission technologies as the market demands.

     Our goal is to become the leading provider of advanced, end-to-end data communications services in Japan. As the first nationwide network in Japan specifically designed only for data communications, we are not burdened by legacy infrastructure such as voice telephony switching equipment. We are therefore free from the restructuring costs associated with dismantling or replacing voice-oriented legacy equipment as we install our own network equipment.

     In order to establish a backbone network quickly and begin offering our services, we leased 3,689 route miles of dark fiber nationwide pursuant to an IRU agreement with KDDI that currently extends through April 2009. We constructed our network by installing the equipment necessary to enable data transmission over the leased fiber. In May 2000, this network became fully operational nationwide.

     We are now expanding our network by:

•	installing our own fiber along national roadways to increase capacity, geographical coverage and network redundancy;

•	installing or leasing fiber to form a metropolitan backbone network in high-density urban areas; and

•	installing or leasing fiber and other local access infrastructure in some urban areas where we see a significant demand for data traffic so as to provide direct access to the buildings of target customers, enabling them to access our network without the use of third-party carriers.

     We plan to extend our network to encompass a total of approximately 8,000 route miles of fiber in Japan by 2005. We have also secured backbone capacity to the United States. We are seeking opportunities to further expand our international network to the United States and other parts of Asia. In addition to expanding network capacity, we are establishing data center facilities which will complement our transmission network by acting as data traffic hubs and access gateways to our network.

Our Services

     Our ultimate goal is to provide advanced, end-to-end data communications services over high- capacity, seamless, nationwide networks to our customers. We do this by offering a variety of data communications services to our customers. Our individual services serve as building blocks that we use to tailor data communications solutions that meet the individual needs of our customers. Customers can use our services individually or in combination with other services.

     We offer two main types of services, Network services and Data Center services. Network services include our High-speed backbone service, Wide-area Ethernet platform service, Dial-up port service and other services. We also provide various custom solutions utilizing these services which we develop to meet specific needs of our customers.

High-speed Backbone Service

     We offer high-speed backbone services targeted at telecommunications carriers, value-added network operators such as ISPs, and companies with large data transmission requirements such as cable television broadcasters and media organizations. We offer speeds of up to 600 Mbps using DWDM and SONET transmission technologies.

     We anticipate future upgrades of our network to support Gigabit Ethernet or other high-speed transmission technologies as these technologies become available, which will enable us to offer even higher transmission rates to our customers than we currently can provide.

     Pricing for our high-speed backbone service. We believe that our prices for leased lines are competitive with leased lines offered by our competitor carriers. Our monthly charges for our high- speed backbone service, excluding charges for local access lines, are as follows:

			More Than
Bandwidth	Up to 200km	Up to 600km	600km

	(thousands of yen)
1.5 Mbps	¥200	¥300	¥400

45 Mbps	1,600	2,400	3,200

150 Mbps	3,600	5,400	7,200

600 Mbps	10,000	15,000	20,000

     We have also recently begun to combine our monthly charges with the local access charges of a number of our local access carriers so that a growing number of our customers can receive end to end service directly through us.

     International backbone service. We received permission in April 2000 from the Ministry of Public Management, Home Affairs, Posts and Telecommunications to conduct international telecommunications services for data transmission and leased circuits. We began to offer services in September 2000. Pricing for our international backbone service is based on bandwidth and destination. See “Our Network — International Network Buildout Plan” for more information on our international network buildout plan.

Wide-area Ethernet Platform Service

     We offer Wide-area Ethernet platform service targeted to corporations, particularly those with multiple offices, buildings, factories, laboratories or shops and value-added network operators. Wide-area Ethernet platform service provides customers with a seamless LAN environment over a large geographic area. This releases the customer’s network from the concept of distance found in networks using geographically segregated LANs connected through a traditional wide area network, or WAN. Traditional WAN services only provide point-to-point connections with an interface incompatible with the LAN interface. With this type of WAN service, a customer who wants to build a multi-location network must maintain a matrix of traffic flow volumes between each location being connected and design a topology for the network. The customer must then order various point- to-point services with appropriate bandwidth according to the desired topology. Also, the customer has to purchase and maintain all of the additional equipment necessary for translating LAN protocol to WAN protocol and for transmitting and switching data over those WAN services. This imposes additional equipment and operating costs on the customer.

     Our Wide-area Ethernet platform service moves from this “point-to-point” model to a “multi- point-to-multi-point” architecture in which LAN networks connect to each other seamlessly through our high-speed network. This architecture, incorporating multi-point-to-multi-point Ethernet switching, allows a customer’s headquarters and branch offices, which may be separated by long distances, to communicate with each other as if they were part of the same LAN without the need for any additional equipment, thereby realizing a seamless LAN environment over a wide area with higher reliability at lower costs. We provide either a 10 base-T or a 100 base-T (Fast Ethernet) interface depending on a customer’s access speed and preference.

     Pricing for our Wide-area Ethernet platform service. Our Wide-area Ethernet platform service offers customers a distance-free, flat-rate tariff system. Three main factors determine the monthly fee charged to customers:

•	Number of ports. Customers connect their local access lines into our backbone network through ports at our access points. One line connects to each port and we charge a fee for each port used by a customer.

•	Speed of service. Currently, we provide this service at 128 Kbps, 512 Kbps, 1.5 Mbps, 3 Mbps, 6 Mbps, 12 Mbps, 25 Mbps and 45 Mbps. Customers are able to choose the speed they desire over our network, and we charge them a fee based on this choice.

•	Type of local access lines. Customers access our network through local access lines connecting their physical LAN locations to ports at our network access points.

Customers may use our local access infrastructure, such as direct fiber, FWA or other direct access methods as they become available, or they may choose to use third-party access lines provided by NTT or other local carriers. We bill customers based upon the access method they choose. We pass through costs of third-party access lines to our customers without any mark-up.

     In addition, there are installation, monthly Ethernet terminal use and local access fees.

Dial-up Port Service

     We offer dial-up port services targeted at value-added network operators, such as ISPs, and corporations. Our dial-up port services allow our customers to offer nationwide dial-up access to their own networks via our infrastructure. We offer more than 80 access points nationwide.

     Permitted users who want to access a network supported by our dial-up port service call the telephone number of the closest access point using a telephone or ISDN line. The call is then transmitted over our infrastructure to the designated entrance location of the customer’s network.

     Pricing for our dial-up port service is based on the number of ports each customer subscribes for with the rates per port decreasing for multiple ports per customer.

Data Center Services

     We have six data centers in major metropolitan areas in Japan-Tokyo, Osaka, Nagoya, Sapporo, Sendai, and Fukuoka-targeted at a wide variety of customers, including large companies and value-added network service providers, such as application and digital content service providers, and new entrants into the Japanese telecommunications market that require high-speed access to networks and resources, co-location and operational support for their systems.

     Our personnel operate and manage each of our data centers, and we outsource certain support and maintenance services to NetCare, an IIJ group company, and other third-party providers. At our data centers, we provide services that will, together with IIJ’s services, provide total network solutions to end users. The basic services that we offer include:

•	Co-location services. Customers are able to lease rack space for their computers, networking and other equipment. Our data centers have a functional design that allows convenient set-up, maintenance, adjustment and troubleshooting of lines and other equipment. Our six data centers have approximately 9,100 total square meters of floor space. Our experienced engineers and staff provide 24 hour-a-day, seven- day-a-week support and maintenance of the facilities.

•	Broadband network connectivity. Our data centers allow customers direct access to our network. They serve as data traffic hubs and gateways to our broadband network, allowing customers high-capacity access to our network. We also provide cross-connect services allowing customers to connect with each other.

     We receive recurring monthly fees for renting racks and floor space at our data centers and we receive fees for connectivity services that we provide from our data centers. The fees we charge depend on factors such as geographic location, demand and volume.

     We have constructed our data centers for security. We employ various measures to enhance the access security of our facilities, including pre-authorization procedures and advanced identification systems.

     Our data centers are housed in safe structures. We choose or design buildings which meet new anti-earthquake guidelines issued by the Ministry of Land, Infrastructure, and Transport. We have back-up generators with on-site fuel tanks to assure continuous power supply. We also have an un-interruptible power supply system to stabilize electric current levels that power customers’ equipment and air-conditioning. We have advanced fire suppression systems that use nonflammable gas that, unlike water, does not damage customer equipment.

     As of March 31, 2001 most of our leased racks are leased to companies in the IIJ group. IIJ subleases this rack space to its customers together with IIJ’s other services. We also expect to sell these services to other systems integrators, ISPs and other customers such as corporate customers of our Wide-area Ethernet platform service and other services.

Our Markets

     Our primary market, contributing over 95% of revenues, is Japan. The telecommunications industry in Japan is the second largest in the world and is among the most well developed and extensive in the world.

     This market has historically been dominated by NTT. However, competition continues to increase and intensify. As of March 1, 2001, there were 336 Type I Carriers and 8,771 Type II Carriers. Type I Carriers are telecommunications operators which provide telecommunications services by establishing their own circuits and facilities (such as us, NTT East, NTT West and Japan Telecom), and Type II Carriers are telecommunications carriers other than Type I Carriers (such as IIJ).

     Major trends evident in the telecommunications industry in Japan that support our market opportunity include continuing deregulation and increasing competition, technological advances, the rapid growth of the Internet in Japan and the growing demand for data traffic and communications services.

Sales and Marketing

     We are introducing services new to the Japanese market so our marketing strategy focuses on educating potential customers about the benefits of our services.

     We use direct sales to target ISPs, carriers, broadcasting companies and content providers, as these large enterprise customers are fewer in number but can become very large customers generating significant revenues for us. We also use sales agents, including large vendors and systems integrators, who work on a commission basis, to expand our marketing reach. These sales agents allow us to efficiently increase our corporate sales by providing us business opportunities without our having to hire and manage a large sales staff directly.

     Many of IIJ’s customers are also, directly and indirectly, our customers. IIJ is a total solutions provider for Internet services. IIJ originally created us, in part, so that we could provide the high-speed backbone it needed for the provision of its own services to customers. As the number of IIJ’s customers grows, IIJ’s demand for our high-speed backbone and data center facility services will also grow. Furthermore, because IIJ acts as our sales agent for non-Internet services, direct demand for our services through IIJ will grow as well. We are also actively educating other major systems integrators in Japan as to the availability of our services as components of the network solutions they design for end users.

     We use a service-oriented sales strategy to secure customers. Our sales teams feature specialized sales personnel with engineering backgrounds that we call “sales engineers”. As of June 2001, we had 28 sales people in our sales and marketing department, of which 12 are sales engineers. We anticipate that our sales staff will grow to approximately 58 sales people, of which more than 22 will be sales engineers, by March 31, 2002. These sales engineers work together with our network engineers to design and market services to our target customers. We believe that the attention and expertise of our sales engineers and other personnel throughout this development process give us an advantage in gaining the trust of customers by making them feel comfortable that we can provide them with the best solutions for their data transmission needs.

Our Relationship with the IIJ Group

     IIJ is our largest and most important customer. We serve as the backbone network provider for IIJ. IIJ is an ISP, so its business depends on having a reliable, cost-effective, high-capacity backbone network for its Internet services. As IIJ’s customer base for its basic Internet connectivity services grows, this will create demand from IIJ for more capacity on our network. Many of IIJ’s customers, especially individual and residential customers, seek Internet connectivity over standard phone lines through modems. IIJ utilizes our dial-up port service to provide dial-up Internet access to its customers. As the numbers of IIJ’s dial-up access customers grows, so will the demand for our dial-up port service.

     IIJ and many of the IIJ group companies are also value-added network service providers. They enhance basic networks by providing consulting services, maintenance and care of networks, Internet Web page design, Web page hosting on servers, firewall security, and many other services that leverage a network. Our Wide-area Ethernet platform service and data center facilities integrate well with these value-added services by providing the basic network infrastructure and physical facilities needed by IIJ and IIJ group companies to develop and offer these services.

     IIJ acts as a sales agent for us, referring its customers to us for non-Internet services under an annually renewable sales cooperation agreement with IIJ. Under this agreement, we pay IIJ a sales commission of between 5% and 20% of the monthly basic line fee for our high-speed backbone services and Wide-area Ethernet platform services that IIJ sells.

     We have annually renewable agreements with IIJ to outsource back-office and administrative services, assistance with network planning and service development, public relations and advertisement, and similar services. Netcare, an affiliate of IIJ, provides network monitoring and support services to us under an agreement we have with them. We also have entered into arrangements with IIJ for the secondment of employees to us as discussed in the section entitled “Employees” in Item 6.

     We have entered into an agreement with IIJ to provide IIJ with leased line between Japan and the U.S. beginning July 2000. We also have agreements with IIJ to provide IIJ with use of our dial- up access port services for a fee based on the number of ports used and to lease racks in our data centers at a fixed amount per rack. We believe that the payment terms for these services are set at fair market value based on market pricing.

     Information on purchases of equipment from IIJ and its affiliates and aggregate payments under the agreements discussed above is provided in the section entitled “Related Party Transactions” in Item 7.

Proprietary Rights

     We believe that our success is more dependent upon the quality of our network and our technical, marketing and customer service expertise than our proprietary rights. However, we rely on a combination of trademark and contractual restrictions to establish and protect our intellectual property. We license a large amount of computer software and some of our network equipment under standard form licenses. However, we currently are not licensing any material technology from third parties nor do we license any of our technology to third parties out of the ordinary course of our business. We have applied for trademark registrations of our corporate name “Crosswave Communications Inc.” and certain other corporate and product names in Japan and the United States. Currently, there are five applications pending, and seven have been completed.

     Additionally, on behalf of Crosswave Facilities, we have also applied for trademark registration of our subsidiary “Crosswave Facilities Inc.” and currently three applications are pending.

Competition

     The market for broadband data communication, although competitive, is not as well developed in Japan as it is in the United States. We are also one of the few carriers in Japan using DWDM and SONET technology.

     Our major current competitor is NTT, including its affiliated companies, which has advanced data transmission technology and a nationwide network of optical fiber as well as substantially larger resources. Additionally, we expect to compete with other existing telecommunications carriers, including Japan Telecom, KDDI and PNJ-C, many of which have announced plans to increase their data transmission capacities through next generation networks. Some of our competitors have recently announced services similar to our Wide-area Ethernet platform service to compete with our innovative service offerings.

     We have competitive advantages in broadband data communication services over legacy carriers such as NTT and foreign carriers newly entering the market. Unlike incumbent carriers, we are not burdened by the depreciation of legacy assets, such as voice transmission equipment, or the need to integrate such systems into future network development plans. We are constructing a network infrastructure that we believe is the most suitable for providing our cost-efficient broadband data transmission services, without the need to worry about integrating legacy systems.

     KDDI is also a competitor as it also has a nationwide network of optical fiber that is not the subject of KDDI’s contract with us. Some other carriers are also applying to the Ministry of Land, Infrastructure, and Transport for use of the conduits being installed along national roadways.

     In our data center business, we expect competition from a variety of sources including not only NTT, KDDI, JT, PNJ-C and their affiliated companies but also real estate companies, power utility companies and others.

Regulation of the Telecommunications Industry in Japan

     The Ministry of Public Management, Home Affairs, Posts and Telecommunications (the “MPHPT”), (formerly the Ministry of Posts and Telecommunications) regulates the Japanese telecommunications industry. Type I, including us, and Type II Carriers are regulated by the MPHPT primarily under the Telecommunications Business Law.

     The Telecommunications Business Law

     The Telecommunications Business Law, which became effective in 1985, authorizes the MPHPT to regulate two types of telecommunications companies, Type I Carriers and Type II Carriers. Type I Carriers include NTT Communications, NTT East, NTT West, KDDI, Japan Telecom and other new common carriers, including us, as well as cellular or other mobile operators. Type I Carriers provide telecommunications services by establishing their own telecommunications circuit facilities. Type II Carriers are telecommunications carriers other than Type I Carriers. Type II Carriers may engage in the businesses of telecommunications circuit resale and the provision of Internet services. Type II Carriers provide telecommunications services to customers by using the telecommunications facilities of Type I Carriers, typically NTT East and NTT West. Thus, Type II Carriers can potentially be our customers.

     Historically, the MPHPT required Type I Carriers to own the telecommunication circuit facilities they used to provide telecommunications services. As a result of deregulation, however, the MPHPT modified this requirement in 1997. Type I Carriers may now lease telecommunications circuit facilities on a long-term basis and under stable conditions from the owner of the facilities. The MPHPT refers to such a lease as an indefeasible right of use, or IRU. This modification in the regulations allowed us, by virtue of our IRU agreement with KDDI, to obtain a Type I Carrier license. In December 1999, the MPHPT released its “Guidelines for Network Establishment” according to which, in order to qualify as an IRU, the following requirements must be satisfied:

•	the agreement may not be unilaterally terminable by the owner of the facilities;

•	a reasonable use fee for the whole term of the agreement is determined;

•	the owner may not have granted any security interest in the facilities to any third- party; and

•	the agreement is a long-term agreement (not less than ten years).

     In June 2001, the Telecommunications Business Law was amended to allow Type I Carriers to engage in wholesale telecommunications services for other Type I Carriers and Type II Carriers with prior notification to the MPHPT. The amendment will take effect in December 2001. The impact of this amendment on Type I Carriers is not yet clear.

     Type II Carriers are not allowed, in principle, to provide telecommunications services through their own telecommunication circuit facilities. Therefore, if a carrier wishes to provide telecommunications services through its own circuit facilities, the carrier must receive a Type I permission under the Telecommunications Business Law. A telecommunications carrier may simultaneously hold a Type I permission and a Type II license if the services offered under each license are kept separate and distinct according to the requirements of the Telecommunications Business Law. Alternatively, a carrier of one type is permitted to own a carrier of the other type.

     The following table summarizes some of the major regulatory requirements applicable to Type I and Type II Carriers:

Type I
	Carriers	Type II Carriers

		Special	General
		Type II	Type II

Government Regulation:

a. Start-up of services	Permission from MPHPT required	Registration with MPHPT required	Notification to MPHPT required

b. Rates and charges	Notification* to MPHPT required	Notification to MPHPT required	Unregulated

c. Share acquisition by foreign investors	Unregulated**	Unregulated	Unregulated

*	NTT East and NTT West are required to receive MPHPT approval for their Interconnection charges.

**	Prior notification is required under the Foreign Exchange and Foreign Trade Law. This is not applicable to purchasers of ADRs. A 20% foreign ownership restriction is applicable only to NTT (which shall be changed to a 33.3% foreign ownership restriction after December 2001).

Regulation of Type I Carriers

     The following regulations apply to us as a Type I Carrier.

     Application for permission from the MPHPT. A Type I Carrier must obtain permission from the MPHPT before commencing a Type I business by submitting an application to the MPHPT. The application must set forth, among other things, the categories of service, descriptions of the services, service areas and telecommunications facilities. If any of the items included in the application is to be changed, the Type I Carrier must obtain prior permission from the MPHPT.

     The categories of services that a Type I Carrier may engage in are as follows:

•	Voice transmission — defined as telecommunications services other than data transmission services using telecommunication facilities that have switching and transmission functions principally for voice and other sounds.

•	Data transmission — defined as telecommunications services solely for communications using telecommunication facilities that have switching and transmission functions for data and video images.

•	Leased circuits — defined as telecommunications services that allow exclusive use of telecommunications facilities to a specified person.

     Our IRU agreement with KDDI is for data transmission services. The IRU agreement states that we will not engage in voice transmission services using circuit switching, and that we will first discuss with KDDI before engaging in voice transmission services as defined in the Telecommunications Business Law using its dark fiber. We have no intention to engage in voice transmission services through circuit switching. We may, however, seek to engage in voice services or the transmission of voice, such as voice over IP, in a manner consistent with the provisions in the IRU agreement, if an opportunity that we view as potentially profitable arises in the future.

     Obligation to provide services. Type I Carriers must not, without due reason, refuse to provide telecommunications services within their service areas.

     Terms and conditions for the provision of services. Type I Carriers must establish standard terms and conditions for the provision of telecommunications services that they offer. The terms and conditions, and any amendments to them, are subject to MPHPT approval (after December 2001, they are subject to MPHPT approval for local service dominant Type I Carriers and to prior notification to the MPHPT for mobile service dominant Type I Carriers and other Type I Carriers). Type I Carriers are prohibited from providing telecommunications services other than pursuant to the terms and conditions approved by (or, after December 2001, notified to) the MPHPT. Prior to formally establishing the terms and conditions of services they offer, a Type I Carrier may offer trial services but only to a limited number of subscribers and for a limited period of time.

     Tariff regulation. Type I Carriers must establish tariffs for the telecommunications services that they offer. Since November 1, 1998, tariffs may be established and changed simply by prior notification to the MPHPT with no approval necessary. Prior to November 1, 1998, tariffs had to be approved by the MPHPT before they took effect. The MPHPT may still order a change to the tariffs if it determines that the tariffs are unfair and unreasonable, are not calculated according to a properly and clearly stipulated method or include any provision that unfairly discriminates against any person.

     Type I Carriers are prohibited from providing their telecommunications services other than pursuant to the tariffs notified to the MPHPT, except for the limited trial services discussed above. Thus, Type I Carriers are not able to negotiate their tariffs with customers.

     Interconnection regulation. The Telecommunications Business Law requires that every Type I Carrier must agree to the request of other telecommunications carriers to access its network through interconnection, subject to limited exceptions. Interconnection tariffs, terms and conditions are subject to special regulation by the MPHPT.

     NTT East and NTT West, which are designated by the MPHPT as dominant Type I Carriers, must submit each interconnection tariff and conditions of interconnection to the MPHPT for approval (after December 2001, the same regulations shall apply to local service dominant Type I Carriers). The MPHPT will issue approval only if it determines that such tariffs and terms are fair and reasonable considering the appropriate allocation of income received and costs incurred relating to interconnections under efficient management. Additionally, the terms must not be disadvantageous as compared to the terms and conditions that NTT East or NTT West would impose to connect its own telecommunications facilities. Further, the tariffs and terms must not include any provisions that unfairly discriminate against any telecommunications carrier.

     (After December 2001, mobile service dominant Type I Carriers must submit prior notification to the MPHPT on interconnection tariffs, terms and conditions. The MPHPT may order changes after MPHPT’s examination of such submitted terms and conditions based upon criteria similar to those of local service dominant Type I Carrier.)

     In the case of other Type I Carriers like us (i.e., those not designated as a dominant Type I Carrier) who enter into interconnection agreements with other Type I Carriers or special Type II Carriers, the interconnection tariffs, terms and conditions may be set by negotiation and agreement. Such interconnection rates and terms are subject to MPHPT approval which has set forth the general criteria for approval. This criteria requires, primarily, that the amount of the interconnection fee be fair and reasonable in consideration of the costs, the conditions imposed on the interconnecting party not be unjust, an the agreement not unfairly discriminate against the interconnecting party when compared with other agreements entered into by the Type I Carrier. However, if a Type I Carrier has established a set of standard terms and conditions of interconnection which have been approved by the MPHPT, only prior notification is required to enter into interconnection agreements. (After December 2001, those carriers not designated as a local service dominant Type I Carrier or a mobile service dominant Type I Carrier may enter into interconnection agreements with prior notification to the MPHPT.)

     Revocation of permit. A permit may be revoked by the MPHPT if a Type I Carrier (1) has failed to commence its telecommunications business within the time period designated by the MPHPT, (2) violates telecommunications laws and regulations so as to impair the public interest, (3) if it or any director has been sentenced to a fine or any more severe penalty under the telecommunications laws within the past two years or (4) employs a director who has been sentenced to a fine or more severe penalty or who has had a license revoked within the past two years.

     Withdrawal from Type I Carrier business. If a Type I Carrier intends to abolish or dissolve its business, the Type I Carrier must obtain MPHPT Approval. A business transfer of the going- concern or a merger of a Type I Carrier is also subject to MPHPT prior approval.

Technical standards for Type I Carriers

     After obtaining permission and prior to the commencement of its telecommunications business, a Type I Carrier must obtain a confirmation from the MPHPT that its telecommunications facilities conform to the technical conditions referred to in the Telecommunications Business Law. In addition, Type I Carriers must maintain their telecommunications facilities in conformity with the technical standards provided in the applicable ordinances of the MPHPT. If the MPHPT determines that the telecommunications facilities fail to meet the technical standards, the MPHPT may order the Type I Carrier to improve, repair or limit the use of its telecommunications facilities. The technical standards are specified to avoid damage or failure of, or interference to, telecommunications facilities, to maintain the quality of the telecommunications service, to maintain secrecy of communications and to clarify the demarcation of responsibilities between the telecommunications facilities of telecommunications carriers.

     In addition, Type I Carriers must establish their own administrative rules in accordance with MPHPT ordinances in order to secure the reliable and stable provision of telecommunications services. These administrative rules must regulate the operation and manipulation of telecommunications facilities and the safeguarding, inspecting and testing regarding the construction, maintenance and administration of telecommunications facilities, etc. Such administrative rules must be submitted to the MPHPT prior to the commencement of operations, and changes must be submitted to the MPHPT after they are implemented without delay.

Universal Service Fund

     Any telecommunications carrier which is designated by the MPHPT as a Fundamental Telecommunications Service Carrier will be entitled to receive a subsidy as a Qualified Telecommunications Carrier. The subsidy will be taken from other carriers who entered into interconnection agreements with the Qualified Carrier.

     The Universal Service Fund was provided for in the June 2001 amendment to the Telecommunications Business Law. It will take effect one year after the effective date of such the amendment.

Capital expenditures

     The table below represents our capital expenditures, including expenditures for property and equipment and initial obligations under capital leases and installment loans, adjusted for sale and lease/installment back transactions, for the last three years.

	For the year ended March 31,

	1999	2000	2001

	(millions of yen)
Capital expenditures	¥1,191	¥13,414	¥16,160

     Our capital expenditures continue to relate primarily to our network buildout, including necessary equipment and consists of property, plant and equipment and capital leases.

     In the year ended in March 2000, capital expenditures amounted to ¥13,414 million mainly comprised of capital lease payments for the international backbone lines and equipment relating to our nationwide network. The capital expenditures for the international backbone lines we acquired on an IRU basis amounted to ¥2,610 million.

     In the year ended in March 2001, capital expenditures amounted to ¥16,160 million, mainly comprised of ¥4,083 million for the nationwide network buildout, ¥8,000 million for land we purchased for a future data center in Yokohama and ¥2,165 million for data center equipment and various other capital expenditures.

     We have not made any material divestitures in the past three fiscal years nor are any currently in progress.

     For a discussion of current capital expenditures, see Item 5. B - Liquidity and Capital Resources.

C.   Organizational Structure

     We offer our services directly and together with our subsidiaries. Our subsidiaries work closely together in providing data communications services to our customers. We collaborate on the development of various services and products and we market our services and products together. However, our subsidiaries specialize in different aspects of our services. Our customers’ main point of contact is Crosswave itself. We then draw upon the resources and specialization to offer data communications services.

     Our group companies are all majority-owned subsidiaries. Therefore, we consolidate all of the group companies and exercise significant influence over several of them. All of our group companies are incorporated in Japan except for Crosswave Communications America, which is incorporated in California.

Crosswave Facilities Inc.

     Crosswave Facilities Inc. was formed in September 2000 by Crosswave, which owns 60%, and Furukawa Electric, Sumitomo Electric, Nippon Comsys Corporation, Todentsu, and Sanwa Elec, each of which owns 8%.

     As of March 31, 2001, Crosswave Facilities had 21 full-time employees, one of whom was seconded from Crosswave.

     Crosswave Facilities sub-contracts line maintenance and management for the fiber optic networks built by Type I telecommunications carriers and CATV operators, and undertakes network construction work, providing infrastructure comprehensive network support to meet rapidly growing data communications demand.

     For the year ended March 31, 2001, it had revenues of ¥91 million and a net loss of ¥19 million.

     Crosswave Services Inc.

     Crosswave Services was established in September 2000 and is registered as a Type II telecommunications carrier, and supplies the comprehensive communications services tailored to customers’ needs by handling the re-sale of telecommunications services from Type I carriers including Crosswave as well as from Type II carriers like ISPs.

     As of March 31, 2001, we owned 100.0% of Crosswave Services.

     Crosswave Services had sales of approximately ¥33 million for the year ended March 31, 2001. As of March 31, 2001, Crosswave Services had three employees, all of whom were seconded from Crosswave, and only one of which is a full-time employee.

Crosswave Communications America Inc.

     Crosswave Communications America was formed October 2, 2000 and manages business related to maintenance of Crosswave’s Japan-U.S. transmission lines.

     As of March 31, 2001, we owned 100.0% of Crosswave Communications America.

     Crosswave Communications America had sales of approximately ¥4 million for the year ended March 31, 2001. As of March 31, 2001, Crosswave Communications America had one employee who was seconded from Crosswave.

D.   Property, Plants and Equipment

Data Centers

     Our data centers in Tokyo, Nagoya, Osaka, Sendai, Sapporo and Fukuoka are connected through our fiber optic network. These data centers serve as data traffic hubs and gateways where customers can directly access our advanced network services. We constructed these data centers in buildings leased under two-year or five-year renewable leases.

     Because of high demand for data centers in Tokyo and Osaka, we plan to build new data centers in these metropolitan areas and new areas as demand warrants. Currently, we have announced a new data center in Kyoto that we expect will begin operating in October 2001. We also plan to construct two large-scale data centers in the suburbs of Tokyo. One will be in Kawaguchi SKIP City in Saitama Prefecture and the other in Yokohama. The Kawaguchi data center will have approximately 14,000 square meters of floor space, and we expect it to be operational in 2003. SKIP City is an administrative project of Saitama Prefecture for the purpose of attracting high-tech ventures and the content and film industries to the prefecture. One of Japan’s greatest video and films archive facilities, “NHK Archives,” will be set up in the city along with Crosswave’s data center facility. The Yokohama data center will be one of the largest scale in Japan, with approximately 40,000 square meters of floor space and we expect it to be operational in 2002.

     Our data centers are specifically designed for network equipment housing, co-location services, high capacity access to our network and other network services. At these data centers, we offer quality co-location, operation and maintenance services that allow us to provide equipment management solutions to our customers. Crosswave’s largest shareholder, IIJ, offers Internet connectivity, firewall security, managed hosting services, and other value-added services in Crosswave’s data centers. Crosswave, IIJ and IIJ group companies have a complementary relationship specializing in their respective businesses.

     These data centers have 24-hour-a-day, seven-day-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services. Customers lease rack space for their own equipment.

Our Network

     Our primary asset is our network. As of May 2000, we have made operational the 3,689 route miles of backbone fiber in our network that are leased from KDDI providing a nationwide backbone reaching into every prefecture in Japan except Okinawa and Shimane.

     Our network consists of three main levels of infrastructure which together will form our single nationwide end-to-end network. First, we have our nationwide backbone network infrastructure. This consists of our high-speed optical fiber backbone and transmission equipment. Second, we will develop our metropolitan network infrastructure. This will expand our backbone network in Japan’s most important commercial centers. Third, we will develop our local access infrastructure by leasing or constructing our own lines or by using those of NTT, other carriers or other infrastructure providers. This will consist of a variety of last mile network connectivity solutions that give our customers direct high-speed access to our network.

     Nationwide Backbone Network Buildout

     We have divided the development of our nationwide backbone network into two phases. The first phase was the rapid development of our initial backbone network of dark fiber which we leased on an IRU basis from KDDI. Our phase one network was completed in May 2000 and is operational along national highways throughout Japan.

     The current phase centers on developing our national roadway network, which layers onto our existing network infrastructure, using our own cable laid in conduits constructed by the Ministry of Land, Infrastructure, and Transport along national roadways. The construction of the conduits by the Ministry of Land, Infrastructure, and Transport will be done over the next four years ending in 2005. We will begin laying our fiber in the different segments as they are completed by the Ministry of Land, Infrastructure, and Transport.

     Phase One — Our Initial Backbone Network

     We obtained our initial backbone capacity by entering into a long-term IRU contract for the lease of dark fiber with KDDI. The leased dark fiber is laid along major highways that run throughout Japan. The contract with KDDI runs through April 2009, but provides for renewal for additional three year terms unless KDDI or we give three months prior written notice of termination. The significant financial terms of this contract are set forth in Notes 2 and 6 of the Notes to the Financial Statements included herein.

     We began operating our initial backbone network using these leased lines in April 1999 and currently operate our initial backbone network nationwide, except Okinawa and Shimane, with over 80 access points. Our initial backbone network includes the following primary segments:

	Route	Fiber	Operation	Major population
Segment	Miles	Miles	date	centers connected

Tokyo-Nagoya-Osaka	454	1,302	April 1999	Tokyo, Yokohama,

				Shizuoka, Toyota,

				Nagoya, Osaka

Tokyo-Niigata-Kanazawa-Osaka	531	2,122	April 1999	Tokyo, Niigata,

				Kanazawa, Kyoto,

				Osaka

Tokyo-Sendai-Aomori-Sapporo	733	3,269	October 1999	Tokyo, Sendai,

				Sapporo

Tokyo-Fuchu-Suwa-Nagoya	298	1,144	October 1999	Tokyo, Nagano,

				Nagoya

Osaka-Kobe-Tokushima-Hiroshima-	578	2,430	October 1999	Osaka, Kobe,

Fukuoka				Tokushima, Okayama,

				Hiroshima, Fukuoka

Osaka-Okayama-Yamaguchi	283	1,181	October 1999	Osaka, Himeji,

				Okayama, Yamaguchi

Fukuoka-Kumamoto-Miyazaki-	373	1,569	May 2000	Fukuoka, Nagasaki,

Kagoshima				Miyazaki, Kagoshima

Other	438	1,778	May 2000	Gifu, Yonago,

				Wakayama

Total	3,689	14,795

     Phase Two — Our National Roadway Network

     Our continuing backbone network buildout focuses on the development and enhancement of our national roadway network. We are participating in the Ministry of Land, Infrastructure, and Transport’s Information Box project, which includes, among other things, a development and installation plan for conduits through which fiber optic cable can be installed. In order to participate in this project, applications must be made directly to the local offices of the Ministry of Land, Infrastructure, and Transport on a region-by-region basis. We have made substantially all of our preliminary applications for inclusion in this project nationwide.

     Participation in this project is not based on the timing of the applications but is rather based on a balancing of considerations. If the number of applicants for any segment of conduit exceeds the available capacity, coordination meetings are held in which voluntary accommodations are sought from the parties, such as sharing of conduit space or dividing fibers within a cable. We expect to be included in every segment of the development, as the Ministry of Land, Infrastructure, and Transport generally permits all Type I Carriers and cable television operators to participate in this project, subject to confirmation of usage plans and other minimal requirements. Once rights to these conduits are obtained, the rights usually continue for five years. We believe these rights will generally be renewable as a routine matter.

     The national roadways have significant advantages over the highways where our initial backbone network is laid. The primary advantages of the national road system are its nationwide coverage and its proximity to city centers, as the national roadways frequently run directly through the most important business districts throughout Japan. This will bring our backbone network much closer to our customers. The redundancy of having multiple backbone lines and a variety of routes between major access points will also reduce risks of local network failures by allowing us to effectively reroute traffic in the event of a local line break or similar problems.

     The government has determined the amount it will charge for the use of the conduits in this project. We will be required to pay a fee of ¥4 to ¥10 per meter of conduit per year. We will also be responsible for the installation of the cables containing our fiber, which essentially involves the threading of the cable through the conduits being installed by the Ministry of Land, Infrastructure, and Transport.

     We expect to share installation costs for portions of the fiber cables that we lay in the Ministry of Land, Infrastructure, and Transport’s conduits with other carriers. In return, we will share rights in those cables with these other carriers by dividing the fibers in these cables between us. We expect to install fiber cable with 150 to 200 strands in most conduit segments but we will adjust the size of the cable based on expected demand for a particular area.

     We expect that the Ministry of Land, Infrastructure, and Transport will complete the construction of the conduits in 2005. We will begin laying our fiber in the various segments as construction is completed by the Ministry of Land, Infrastructure, and Transport. Although the following table summarizes our current plans for completing our national roadway network, the segments, estimated route miles and scheduled completion dates listed below may change due to market, regulatory and other circumstances, some of which are beyond our control.

		Completion or scheduled
	Estimated route	completion of threading of
Route/Segment	miles	cable

Tohoku A (Aomori — Yamagata)	260

Tokaido (Tokyo — Nagoya)	230	In FY 2001

Kyushu A (Kitakyushu — Fukuoka — Kagoshima)	320

Meihan A (Nagoya — Mie — Osaka)	110	In FY 2002

Joban (Yamagata Tendoo — Tokyo)	290

Route 16 (Tokyo Machida — Chiba Kashiwa)	70	In FY 2003

Hokuriku (Nagaoka — Shiga)	260

Sanyoo (Osaka — Hiroshima — Kitakyushu)	380

Joetsu (Tokyo — Niigata — Yamagata)	320

Meihan B (Shiga — Nagoya, Mie Seki — Osaka))	120

Hokkaido (Aomori — Sapporo- Asahikawa)	400

Tohoku B (Aomori — Saitama Kitakatsushikagun)	460

Chuodo (Tokyo — Shiojiri — Nagoya, Shiojiri- Joetsu)	390

Sanin (Kyoto — Shimane — Yamaguchi)	410	In FY 2004

Shikoku (Kobe — Tokushima — Matsuyama)	250	and thereafter

Kyushu B (Kitakyushu — Kagoshima)	240

Kyushu C (Saga — Nagasaki)	90

		Completion or scheduled
	Estimated route	completion of threading of
Route/Segment	miles	cable

Total	4,600

     In the fiscal year ended March 2001, we commenced construction work on three routes; the Tokaido route, the Tohoku A route, and the Kyushu A route. The Tokaido route has already been completed and the Tohoku A and Kyushu A routes are expected to be completed in Autumn 2001. The completion schedule for these segments has been affected by the conduit construction schedule handled by the Ministry of Land, Infrastructure, and Transport but those scheduled changes will not significantly impact the execution of our business plan.

     Metropolitan Network Infrastructure Buildout Plan

     We plan on expanding our metropolitan network infrastructure in urban areas in order to position ourselves to provide end-to-end network connectivity to a greater number of customers in large metropolitan areas. We may expand our metropolitan network infrastructure in other cities as well, but we currently have no definitive plans to do so.

     In the Tokyo, Osaka and Nagoya metropolitan areas, we are negotiating and contracting to lease dark fiber that is currently being installed by telecommunications carriers as well as by municipal governments, private railroad companies and public utility organizations in subway systems, along railroads, in electricity conduits and in sewers as well as telecommunications carriers. We will build some lines ourselves. This will allow us to increase our number of access points significantly in these municipalities and to develop more effectively our local access infrastructure, which will connect into our backbones network or metropolitan infrastructure at these access points.

     Local Access Infrastructure Buildout Plan

     We are expanding our local access infrastructure in order to help customers connect directly to our network. We are using a variety of means to expand local access including the laying of fiber in select areas and the use of existing infrastructure such as NTT and other carriers’ existing fiber, broadband cable and DSL. With the unbundling of NTT’s local access lines and the increasing availability of broadband cable and DSL access, it has become easier and cheaper to overcome the last-mile access problems that we previously faced.

     International Network Buildout Plan

     In addition to our optical fiber network in Japan, we have acquired capacity between Japan and the United States. In March 2000, we entered into an IRU contract with Global Crossing giving us the rights to the equivalent of ten STM-1s between Japan and the United States.We can lease up to five STM-1s to any customer after September 30, 2001. In September 2000, we launched our Japan-US fiber optic cable operation and immediately started leasing international capacity at 150 Mbps. As of June 2001, we are providing 600 Mbps service.

Item 5. Operating and Financial Review and Prospects

A.     Operating Results

     You should read the following discussion of the financial condition and results of operations of Crosswave together with the consolidated financial statements and the notes to those financial statements. The discussion in this section contains forward-looking statements and you should read the risk factors relating to forward-looking statements appearing at the beginning of this document.

Overview

     We are a provider of broadband data communications infrastructure and services in Japan. We operate a nationwide fiber optic network which we are continually expanding. We were founded on October 28, 1998 as a joint venture among IIJ, Sony and Toyota. For our first six months, we were primarily developing our business plan, raising capital to implement the plan, designing and developing our network, and securing the necessary equipment to improve our network and offer services. Beginning in May 1999, we started offering our high-speed backbone service in the Tokyo- Nagoya-Osaka corridor. In December 1999, we launched Wide-area Ethernet Platform Services. In March 2000, we opened our first data center in Tokyo and we started data center operations in Osaka, Nagoya, Sapporo, Sendai, and Fukuoka during fiscal 2000. On August 4, 2000, we completed our initial public offering on the Nasdaq National Market.

Result of Operations

     As an aid to understanding our operating results, the following table sets forth items from our statement of operations for the periods indicated in yen amounts.

		March 31,

	1999	2000	2001

		(thousands of yen)
Revenue	¥—	¥231,786	¥2,628,655

Operating Costs and Expenses

Cost of data communication services	—	6,098,725	9,513,127

Depreciation and amortization	405	841,648	2,306,980

Sales and marketing	—	431,019	632,983

General and administrative	82,097	520,311	1,138,943

	82,502	7,891,703	13,592,033

Operating loss	(82,502)	(7,659,917)	(10,963,378)

Other Income (Expense):

Interest expense, net	(22)	(195,852)	(280,835)

Foreign exchange gain	—	10,121	553,001

		March 31,

	1999	2000	2001

Other, net	(812)	(3,646)	(170,931)

	(834)	(189,377)	101,235

Loss before minority interests and income taxes	(83,336)	(7,849,294)	(10,862,143)

Minority Interests in Consolidated Subsidiaries	—	—	15,302

Income Taxes	—	—	—

Net Loss	¥(83,336)	¥(7,849,294)	¥(10,846,841)

Year ended March 31, 2001 as compared to the year ended March 31, 2000

     Revenues.

     Total revenues for the year ended March 31, 2001 increased more than 10 times to ¥2,628.7 million from ¥231.8 million the prior year. This was primarily due to customer growth and to the fact that we only began offering our services in May 1999. We had strong revenue growth in the year ended March 31, 2001 in our Wide-area Ethernet platform services. For the year ended March 31, 2001, revenues from Wide-area Ethernet platform services totaled ¥444.2 million compared to only ¥5.7 million in the prior year which only recorded revenues for this service for four months as these services commenced in December 1999. The growth in Wide-area Ethernet was driven by increases in the number of customers and increases in the number of ports and total capacity for existing customers. We also experienced strong revenue growth in other network services which increased more than eight times compared to the prior year to ¥1,806.2 million and data center services revenues which increased to ¥378.3 million from only ¥9.9 million in the prior year. With respect to revenues from related parties, 75.0% of total revenues was from related parties in the year ended March 31, 2001, compared to 92.4% in the prior year. IIJ accounted for approximately 64.4% of total revenues in the year ended March 31, 2001, compared to 86.2% in the prior year.

     Cost of Data Communication Services.

     Our cost of data communications services include payments relating to our IRU agreement with KDDI, leasing fees for local access lines, and outsourcing fees related to maintaining and monitoring our network and data centers. In the year ended March 31, 2001, our cost of data communications services increased by 56.0% to ¥9,513.1 million primarily due to increases in data center operating costs from our rapid data center buildout and increases in maintenance costs of our network. For the year ended March 31, 2001, ¥5,614.7 million, or 59.0%, of our cost of data communication services related to our KDDI IRU agreement compared to ¥5,075.1 million, or 83.2% in the prior year.

     Depreciation and Amortization.

     Our depreciation and amortization expenses increased by 174.1% to ¥2,307.0 million in the year ended March 31, 2001, from ¥841.6 million in the prior year due primarily to recording a full year worth of depreciation and amortization relating to equipment used for our Phase I network plus increases in depreciation and amortization as a result of our rapid data center growth and the increase of equipment used therein.

     Sales and Marketing.

     Sales and marketing expenses increased by 46.9% to ¥633.0 million in the year ended March 31, 2001, from ¥431.0 million in the prior fiscal year primarily because of an increase in sales personnel expenses as we strengthened of our sales force.

     General and Administrative.

     General and administrative expenses increased by 118.9% to ¥1,138.9 million in the year ended March 31, 2001, from ¥520.3 million in the prior fiscal year primarily due to increases in employee headcount and in recruiting expenses.

     Operating Loss.

     As a result of the above, our operating loss increased by 43.1% to ¥10,963.4 million in the year ended March 31, 2001, from ¥7,659.9 million in the prior fiscal year.

     Other Income (Expense).

     We had other income of ¥101.2 million in the year ended March 31, 2001, compared to other expense of ¥189.4 million in the prior fiscal year. Our interest expense, net increased to ¥280.8 million primarily due to increased use of capital lease financing for the acquisition of network equipment such as DWDM and SONET for the Phase I network. Additionally, we had an increased expense in other, net which reflected expected losses accrued as a result of a bankruptcy filing by a third party to which we had made a contract prepayment for a certain capacity contract we terminated.

     These other expenses, however, were more than offset by a foreign currency gain of ¥553.0 million relating to the U.S. dollar proceeds from our initial public offering during the fiscal year ended in March 31, 2001.

     Income Taxes.

     We incurred and paid no income tax. Also, we recognized no tax benefit of net operating loss carry forwards due to uncertainty as to the realization of such benefit.

     As a result of the above, in the year ended March 31, 2001, we had a net loss for the year of ¥10,846.8 million compared to ¥7,849.3 million in the prior fiscal year.

Year ended March 31, 2000 as compared to the period from October 28, 1998 to March 31, 1999

     A comparison of results of operations between the year ended March 31, 2000 and the period from October 28, 1998 to March 31, 1999 is not meaningful. Although we were founded in October 1998, we were only in the development stage and did not begin offering services until May

1999. As a result, we had no revenue for the period from October 28, 1998 to March 31, 1999, and our operating expenses of only ¥82.5 million were limited to general and administrative expenses related to compensation for employees and other expenses such as the leasing of office space.

Results of operations for the year ended March 31, 2000

     Data communication services revenues. We began offering services and generating revenue in May 1999. Total revenues generated for the year ended March 31, 2000 were ¥231.8 million. The largest component was revenues from our high-speed backbone service which accounted for ¥193.3 million, or 83.4% of our total revenues. We also had revenues of ¥22.9 million from our dial-up port service, ¥5.7 million from our Wide-area Ethernet platform service and ¥9.9 million from our data center services.

     Cost of data communication services. The cost of data communication services for the year ended March 31, 2000 was ¥6,098.7 million. Of this amount, ¥5,075.1 million, or 83.2% was related to the KDDI IRU agreement. Approximately ¥153.2 million, or 2.5%, was related to rental fees paid to telecommunications carriers for rack space to house our equipment and ¥124.4 million, or 2.0%, was related to lease payments to local landlords and others for our access points and offices.

     Depreciation and amortization. Our depreciation and amortization expenses for the year were ¥841.6 million relating primarily to the depreciation and amortization of the DWDM and SONET equipment used to light our optical fiber and prepare our access points as we expanded our network operations from primarily in the Tokyo-Nagoya-Osaka corridor in May 1999 to nationwide service in March 2000.

     Sales and marketing. Our sales and marketing expenses for the year were ¥431.0 million. Of this amount, ¥215.8 million, or 50.0%, related to television and other advertising conducted in the first three months of the year when we were launching our services.

     General and administrative. General and administrative expenses for the year were ¥520.3 million and were primarily related to personnel, recruiting and professional fees for membership of certain employees in various professional associations.

     Other income (expense). Our other income (expense), were expenses of ¥189.4 million. Our primary other expense was interest expense of ¥195.8 million relating to the financing of our equipment purchases.

     Income taxes. We incurred and paid no income tax. Also, we recognized no tax benefit of net operating loss carry forwards due to uncertainty as to the realization of such benefit.

     As a result of the above, we had a net loss for the year of ¥7,849.3 million.

B.     Liquidity and Capital Resources

     Our principal capital and liquidity needs have historically been related to the development and expansion of our network infrastructure, sales and marketing activities and general working capital needs. We have met these capital needs primarily by cash flow from service revenues, issuance of our common shares and capital lease arrangements.

     Net cash used in operating activities was ¥8,533.8 million for the year ended March 31, 2001 compared to ¥3,983.2 million for the year ended March 31, 2000. The primary adjustments to the net loss of ¥10,846.8 million to determine net cash used in operating activities included depreciation and amortization of ¥2,307.0 million and increases in accrued expenses and other current liabilities of ¥2,624.1 million offset by cash used of ¥823.2 million as a result of increases in refundable consumption tax and other current assets, decreases in accounts payable of ¥569.6 million increases in accounts receivable of ¥583.7 million and unrealized foreign currency exchange gain of ¥641.1 million.

     Net cash used in investing activities was ¥7,935.2 million for the year ended March 31, 2001 compared to ¥1,722.3 million for the year ended March 31, 2000. The net cash used in investing activities was primarily for purchases of property and equipment of ¥11,328.1 million, although we had ¥4,155.2 million of cash provided by proceeds from the sale and lease back of equipment.

     Net cash provided by financing activities was ¥27,322.9 million for the year ended March 31, 2001 compared to ¥12,873.1 million for the year ended March 31, 2000. We had ¥29,368.9 million of proceeds from our initial public offering.

     We have an extensive network buildout plan that consists of

•	significantly increasing the coverage and redundancy of our nationwide network,

•	building out metropolitan network infrastructures in Tokyo, Osaka and Nagoya,

•	developing local access infrastructure to position ourselves to connect customers directly to our network, and

•	building data centers in major cities in Japan.

     Please see the description of our network buildout plan contained in Item 4.D, “Property, Plants and Equipment”.

     Building out our network in this manner will require a significant amount of capital. We estimate that the total cash required to develop our network as set forth in our network development plan and to operate the infrastructure for the three fiscal years ending March 31, 2004 will be up to approximately ¥60 billion, which is a downward revision of approximately ¥40 billion from previous estimates we made in August 2000 due to favorable changes in the local access business environment, which has provided us with more options for our local access network buildout plan. Our current estimate for the three fiscal years ending March 31, 2004, includes the following:

•	We estimate that cash required for our nationwide backbone network buildout will be approximately ¥20 billion.

•	We estimate that cash required for our local access infrastructure buildout will be approximately ¥10 billion, although it is difficult to accurately estimate the costs that will be incurred developing our local access infrastructure buildout, mainly because the local access infrastructure will be driven primarily by the needs and locations of our future customers.

•	We estimate that cash required to develop our data centers and other infrastructure and facilities will be at most ¥30 billion.

     As of March 31, 2001, we had approximately ¥24 billion of cash and cash equivalents, which consisted primarily of proceeds from our initial public offering. Even considering the capital required to execute our network buildout plan and to fund negative cash flows from operations for the rest of this fiscal year, we believe that cash on hand and cash flow from service revenues will be sufficient to satisfy our cash requirements into the first quarter of fiscal 2002.

     We do not believe that we will generate positive cash flow until at least the year ending March 31, 2006. Therefore, we will need to raise additional capital to complete our current network buildout plans through the year ending March 31, 2006. We intend to raise these funds primarily from offerings or strategic placements of debt and equity securities and bank borrowings, and we have retained a financial advisor to assist us. However, at this time, we have no concrete plans as to the timing or manner of any offering or borrowing.

     We may also explore opportunities to leverage our network capacity, or to sell or lease portions of our future network infrastructure, with third parties, depending on the development of the data communications market and the regulatory environment. These types of transactions could help us to raise, or reduce our need for, additional capital. We will continue to monitor our needs for cash and market conditions for opportunities to raise funds. However, there can be no assurance that we will be able to raise funds on a timely basis or at all or on terms that are acceptable to us. If we are unable to do so, it will delay the completion of our current network buildout plans.

     As of March 31, 2001, we had capital lease obligations of ¥11,167.1 million (of which the current portion was ¥1,935.2 million) and long-term debt, primarily related to property we purchased for a Yokohama data center, of ¥7,884.2 million (of which the current portion was ¥236.0 million). Please see Notes 6 and 7 to our Consolidated financial statements for additional details on our capital lease obligations and long-term debt.

C.     Research and development

     Most of our research and development efforts are focused on evaluating equipment that will be used on our network. Our engineers work directly with vendors to design, evaluate and alter, as necessary, equipment for use on our network.

     Costs related to research and development are borne by us, though we do not incur significant research and development expenses for these activities. Essentially, our only expenses are salary expenses for research and development personnel. We do not expect these activities to produce material intellectual property rights but would expect to allocate any rights on a case-by- case basis in proportion to the relative contributions of each party.

D.     Trend information

We believe the following factors are the most significant factors (in addition to those discussed above in B. “Liquidity and Capital Resources” and elsewhere) likely to affect the financial results of Crosswave and its consolidated subsidiaries.

     We expect that the telecom sector will continue to experience significant end-user demand in most markets. Providing cost effective and highly reliable data communication services continues to be the key to attracting customers, and our ability to provide flexible and scalable services remains a competitive advantage in approaching our target customers. Growth will be driven, however, by the continuing acceptance of our high-end services and continuing expenditures by Japanese companies on information technology (IT) and IT infrastructure. To the extent that the economic situation in Japan continues to deteriorate, our growth may be slower than we anticipate.

     The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions and are subject to the qualifications set forth in “Forward- looking Statements”. Our actual results could vary significantly from these projections and could be influenced by a number of factors including changes in the market and industry conditions, competition and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections and you should be aware that the actual results achieved may vary, potentially materially, from these projections.

Item 6. Directors, Senior Management and Employees

A.     Directors and Senior Management

     Our directors, executive officers and statutory auditors as of June 30, 2001 were:

Name	Age	Position

Koichi Suzuki	54	President and Representative Director

Akio Onishi	42	Chief Executive Officer and Representative Director

Yasuharu Fushimi	50	Chief Financial Officer, Chief Accounting Officer and Representative Director

Takehisa Hayashi	57	Chief Marketing Officer and Director

Senji Yamamoto	55	Director

Masamitsu Tao	53	Director

Toshiya Asaba	39	Chief Technology Officer

Kanetake Imai	56	Executive Officer

Nobutaka Hirabayashi	41	Executive Officer

Hisao Inaba	49	Executive Officer

Hiromichi Koike	58	Standing Statutory Auditor

Masako Tanaka	43	Statutory Auditor

Takami Nagasaka	45	Statutory Auditor

Hideki Matsushita	58	Statutory Auditor

     We have designated a President, Chief Executive Officer, Chief Financial and Chief

Accounting Officer, Chief Marketing Officer, Chief Technology Officer and Executive Officers. Under the Regulations of the Board of Directors, the Chief Executive Officer, the Chief Financial and Chief Accounting Officer, the Chief Marketing Officer, the Chief Technology Officer and the Executive Officers are charged with the responsibilities of our day to day operations.

     Koichi Suzuki has been the President and Representative Director of Crosswave since October 1998. He also has been the President, Chief Executive Officer and Representative Director of IIJ since April 1994 and has over 20 years of experience in the computer and communication industry. In addition, Mr. Suzuki is the Representative Director of Crosswave Facilities, Crosswave Service, IIJ America, IIJ Media Communications, IIJ Technology, Internet Multifeed, NetCare, Asia Internet Holding. He also serves as a Director of Crosswave Communications America, atom, Lycos Japan, Monex, Net Chart Japan, AyalaPort Makati and i-Heart. From December 1992 to April 1994, Mr. Suzuki was a Director of IIJ. Prior to joining IIJ, Mr. Suzuki was employed at Japan Management Association where he served as general manager.

     Akio Onishi has been the Chief Executive Officer and Representative Director of Crosswave since May 2000. Prior to that, Mr. Onishi had been a Director of Crosswave since June 1999. Mr. Onishi is also a Director of IIJ, Internet Multifeed, NetCare and DLJdirect SFG Securities Inc., Skip City, AyalaPort Makati and i-Heart. He was the Chief Strategic Officer of IIJ from May 1999 until June 2000 and has been a Director of IIJ since June 1998. Mr. Onishi joined IIJ in April 1997. Prior to joining IIJ, Mr. Onishi worked at the Organization for Economic Cooperation and Development from February 1995 to April 1997, at McKinsey & Company Inc. Japan as a consultant from October 1989 to February 1995, and at the Ministry of International Trade and Industry of Japan from April 1982 to August 1989.

     Yasuharu Fushimi has been the Chief Financial Officer, Chief Accounting Officer and Representative Director of Crosswave since May 2000. He has also been the President of IIJ America since November 1999 and the President and Director of Crosswave Communications America since October 2000. Prior to May 2000, Mr. Fushimi had served as an advisor to Crosswave since July 1999. He was with the Ministry of Finance from April 1974 until 1999 where he was the director of the Ministry of Finance Taxation Division from June 1995.

     Takehisa Hayashi has served as Chief Marketing Officer and Director of Crosswave since May 2000. He has also been a Director of Crosswave Communications America since October 2000. Prior to May 2000, Mr. Hayashi had served as an Executive Director of Crosswave since August 1999. Prior to joining Crosswave, Mr. Hayashi served in numerous managerial positions with International Digital Communications, which he joined in June 1990, and was most recently the Executive Director for the Sales Department of International Digital Communications. Mr. Hayashi worked at Nippon Steel from April 1967 to June 1990.

     Senji Yamamoto has been a Director of Crosswave since October 1998. From November 1995 to December 1997, Mr. Yamamoto was the Director of Sony Communication Network where he has been the President and Representative Director since January 1998. Mr. Yamamoto has been with Sony since April 1970.

     Masamitsu Tao has served as a Director of Crosswave since June 2000. He has been General Manger of the Information Business Planning Department of Toyota since January 2000.

     He has been with Toyota since April 1972.

     Toshiya Asaba has been the Chief Technology Officer of Crosswave since May 2000. Prior to that, Mr. Asaba had served as a Director of Crosswave since June 1999. He has also served as a Director and Co-chief Technology Officer of IIJ since May 1999. Mr. Asaba is also a Director of Crosswave Communications America, Asia Internet Holding, Asia Internet Holding Taiwan, IIJ America and Internet Multifeed. From 1995 to June 1999, Mr. Asaba was General Manager, Network Engineering Division. Mr. Asaba joined IIJ in 1992. He has eleven years of experience on Internet technology, through three years of Internet-related research and eight years of Internet backbone engineering, including network design, routing and traffic management.

     Kanetake Imai has served as an Executive Officer of Crosswave since June 2001. Prior to that, Mr. Imai had served as a Director of Toyota Media Station Incorporated since June 1999. Mr. Imai has been with Toyota since April 1968.

     Nobutaka Hirabayashi has served as an Executive Officer of Crosswave since May 2000. Mr. Hirabayashi has been a General Manager of Corporate Planning Division since May 2000. Prior to that, he had been a Deputy General Manager of Corporate Planning Division since February 1999. He had been serving as a Manager of Sony Communication Network from May 1996. Mr. Hirabayashi has been with Sony since April 1983.

     Hisao Inaba has served as an Executive Officer of Crosswave since June 2000. Mr. Inaba has been a General Manager of our Network Operating Division since January 2000, and also serves as a General Manager of Network Planning Division and Customer Service Division. He has also been the Director of Crosswave Services. Mr. Inaba joined IIJ in October 1999. Prior to that, he worked at KDDI, the former KDD.

     Hiromichi Koike has served as a Standing Statutory Auditor of Crosswave since June 1999. He became the President of Kansai Digital Phone in June 1998 to where he was transferred from Toyota in January 1997. From April 1966 to December 1994, he had been with Toyota.

     Masako Tanaka has served as a Statutory Auditor of Crosswave since October 1998. She has been with IIJ since December 1992. She also worked for Itochu and Japan Applied Research prior to joining IIJ.

     Takami Nagasaka has served as a Statutory Auditor of Crosswave since June 2001. He has been working for Sony since August 1981 and is also a General Manager of Connection Managing in its Accounting Department.

     Hideki Matsushita has served as a Statutory Auditor of Crosswave since June 2001. He has also been a Standing Statutory Auditor of IIJ since June 1998.

B.     Compensation

     For the year ended March 31, 2001, the aggregate compensation paid by Crosswave to all of its executive officers and directors was approximately ¥70 million. We do not provide pension, retirement or similar benefits for our officers and directors.

C.     Board Practices

     Our Articles of Incorporation and Regulations of the Board of Directors provide that the following matters shall be approved by the affirmative vote of two-thirds of Directors present at the meeting of the Board of Directors at which a majority of all Directors are present:

•	Approvals and amendments of the business plan, including the basic policy of the management, budget, investment plan, contents of actual business, commencement of new business areas and application or withdrawal of important licenses;

•	Approvals and amendments of the business plan and the budget of each fiscal year;

•	Issuance of new shares, convertible bonds and warrant bonds; and

•	Amendments of the Regulations of the Board of Directors.

D.     Employees

     As of May 2001, we had 168 employees plus our six directors and three statutory auditors, for a total of 177.

     It is common in Japan for start-up companies to use employees seconded from affiliates. We believe we have benefitted during our initial period of operations from the availability of employees seconded from our three shareholders and other Japanese institutions with which we have relationships. Seconded employees are transferred to work full-time for us on an indefinite basis and we reimburse the seconding company based on scheduled rates agreed with the seconding company. Our management does not distinguish between these seconded employees and direct employees at the operational level. As of May 2001, approximately 12.5% of our employees were seconded, including 11 from IIJ, three from Sony and three from Toyota. It is possible that some of these employees will become our direct employees in the future, as has happened with 15 of our seconded employees as of March 31, 2001, but there is no fixed schedule for such action. We expect the percentage of seconded employees in our work force to drop quickly as substantially all new hires are direct employees.

     Additionally, approximately 19 IIJ employees spend some portion of their time working for us. IIJ pays these employees. We reimburse IIJ for the time these employees spend working for us based on scheduled rates agreed to with IIJ.

     Our employees are not unionized. We consider our level of remuneration, non-wage benefits, working conditions and other allowances to be generally competitive with those offered in Japan by telecommunications companies. In connection with this initial public offering, we will establish a stock option plan which we believe will help us attract and retain key employees.

E.     Share Ownership

Stock Option Plans

     In August 2000, we implemented a stock option plan for our directors and employees under which options to acquire a total of 3,800 shares or 760,000 ADS equivalents, or approximately 1.2% of the total outstanding shares were granted to our employees and nine of our directors. In June 2001 we granted an additional 2,225 shares or 445,000 ADS equivalents, or approximately 0.4% of the total outstanding shares to our employees and 36 of our directors. The option exercise price for the shares was set at 5% above the 30-day average of the closing market price beginning 45 days prior to the grant. The options will be exercisable at various times from two years to ten years from the date of grant.

Item 7. Major Shareholders and Related Party Transactions

A.     Major Shareholders

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 2001 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group.

	Shares of
	Common Stock
	Beneficially Owned

Name of Beneficial Owner	Number	Percentage

Internet Initiative Japan Inc.	190,000	37.9	(*)

Sony Corporation	120,000	23.9

Toyota Motor Corporation	120,000	23.9

(*) 190,000 shares held by Internet Initiative Japan Inc. comprised of 175,000 shares of common stock and 3,000,000 ADSs (equivalent to 15,000 shares of common stock).

     Our ADSs are traded only on the Nasdaq National Market. Our common stock is not otherwise registered for trading on any exchange. Of the 501,960 shares of common stock outstanding as of March 31, 2001, 86,960 shares were held in the form of ADSs, which is equal to 17,392,000 ADSs.

     Our major shareholders have the same voting rights as other holders of our common stock. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of the Company.

B.     Related Party Transactions

Transactions Between Us and our Directors, Officers, Statutory Auditors or Companies With Whom They Have a Relationship

     Since our incorporation, there have been no transactions between us and any of our directors, officers, statutory auditors or with any companies with which any of the above have a relationship, except for transactions with our principal shareholders as discussed immediately below.

Transactions Between Us and Our Principal Shareholders

     In total, the amount of our revenues from IIJ, its subsidiaries and affiliates since our inception through March 31, 2001, is approximately ¥1,893.6 million.

     In fiscal year 1998, we paid ¥1,080.1 million to IIJ for network equipment. Additionally, we paid IIJ ¥2.2 million for rental space and an additional ¥1.9 million to Asia Internet Holding, an affiliate of IIJ. We also paid an outsource fee of ¥0.94 million to atom, an affiliate of IIJ. Additionally, the company paid ¥0.29 million to IIJ and ¥0.24 million to IIJ Media Communications, an IIJ subsidiary, for other services rendered.

     In fiscal year 1998, we paid Intervision Inc., a subsidiary of Sony, a total of ¥17.5 million, of which ¥6.5 million was for promotion and advertising. ¥10.1 million was an outsourcing fee, and ¥0.84 million was for other services.

     In fiscal year 1999, we have received approximately ¥193.2 million in revenues from services that we offer to IIJ and ¥6.7 million in revenues for services that we offer to IIJ Technology. We have paid approximately ¥1,373.6 million to IIJ for network equipment that we have purchased from IIJ, and paid to IIJ Technology ¥5.1 million for software that we have purchased. We have also paid IIJ approximately ¥13.4 million in rental fees for the use of office space from IIJ, ¥13.3 million for various access services provided to us by IIJ and a subsidiary of IIJ, NetCare, and an additional ¥16.8 million for various other services provided to us by IIJ and IIJ group company members. We believe that all services provided to and paid for by IIJ and IIJ Technology, all purchases of equipment from IIJ and all payments for services and office space from IIJ and IIJ group companies by us have been done at fair value based on market pricing.

     In fiscal year 1999, we have received approximately ¥12.6 million in revenues for services provided to Sonet, a subsidiary of Sony. We have paid approximately ¥317.9 million for advertising and promotion to Intervision, a subsidiary of Sony, and an additional ¥1.3 million for other services from Intervision. We believe that these transactions have been done at fair value based on market pricing.

     In fiscal year 1999, we have received approximately ¥1.7 million of revenues from Toyota for services that we provide Toyota and paid to them ¥0.2 million for space in which we locate some of our FWA equipment. We believe that these transactions have been done at fair value based on market pricing.

     In fiscal 1999 we had a number of employees that were assigned or seconded to us from our major shareholders. For these employees we paid approximately ¥172.5 million to IIJ, ¥27.7 million to Sony and ¥30.3 million to Toyota and an affiliate of Toyota. We also paid to IIJ and its subsidiary, NetCare, approximately ¥128.8 million for services we outsourced to them and we paid ¥10.5 million to a subsidiary of Sony for services outsourced to it.

     In fiscal year 2000, we have received approximately ¥1,693.7 million in revenues for services to IIJ and its subsidiaries IIJ Technology and NetCare. We have paid approximately ¥579.5 million to IIJ, of which ¥335.2 million was for network equipment, and paid ¥202.1 million to IIJ Technology and NetCare relating to network construction. We have also paid IIJ approximately ¥9.2 million as sales commissions, and ¥34.3 million for various access services provided to us by IIJ and NetCare. We believe that all these transactions have been conducted at fair value based on market pricing.

     In fiscal year 2000, we have received approximately ¥273.4 million in revenues for services provided to Sony and its subsidiaries including Sonet. We have paid approximately ¥5.7 million for advertising and promotion to Intervision, a subsidiary of Sony. We believe that these transactions have been conduct at fair value based on market pricing.

     In fiscal year 2000, we have received approximately ¥4.9 million of revenues from Toyota for services that we provided to Toyota. We have also paid ¥14.0 million for software we purchased from a subsidiary of Toyota. We believe that these transactions have been conducted at fair value based on market pricing.

     In fiscal 2000 we had a number of employees that were assigned or seconded to us from our major shareholders. For these employees we paid approximately ¥124.8 million to IIJ, ¥43.2 million to Sony and ¥52.1 million to Toyota and an affiliate of Toyota. We also paid IIJ and IIJ group companies approximately ¥353.5 million for services we outsourced to them.

     There are no loans, or guarantees of any kind, outstanding to or for the benefit of, any directors, officers, statutory auditors, their respective family members or enterprises over which they exercise significant influence, subsidiaries, affiliates, or principal shareholders from the company or any of its subsidiaries.

C.     Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

     The information required by this item has been attached hereto beginning on page F-1

Legal Proceedings

     We are involved in normal claims and other legal proceedings in the ordinary course of business, and are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

Item 9. The Offer and Listing

     American Depositary Shares representing our common stock have been quoted on the Nasdaq National Market since August 4, 2000.

     The price history of our ADSs is reflected in the table below:

	NASDAQ ($)

	High	Low

August 2000	14.0000	12.9375

September 2000	12.1875	8.3750

Quarter ended September 30, 2000*	14.0000	8.3750

October 2000	10.7500	9.1250

November 2000	10.0000	8.1250

December 2000	8.4375	8.0625

Quarter ended December 31, 2000	10.7500	8.0625

January 2001	8.2500	7.1250

February 2001	7.2500	5.4531

March 2001	5.7344	2.6250

Quarter ended March 31, 2001	8.2500	2.6250

April 2001	2.6250	2.0000

May 2001	3.03	2.06

June 2001	3.00	2.05

Quarter ended June 30, 2001	3.03	2.00

*	Since the Company’s initial public offering in August, 2000.

Item 10. Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Objects and Purposes in Our Articles of Incorporation

     Article 2 of our Articles of Incorporation states our objects and purposes:

•	The telecommunications business as set forth in the Telecommunications Business Law; and

•	Any and all businesses related or incidental to the foregoing.

Provisions Regarding Directors

     There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but the Commercial Code of Japan provides that such Director is required to refrain from voting on such matters at the Board of Director’s meetings.

     The Commercial Code of Japan provides that compensation for Directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each Director. The Board of Directors may, by its resolution, leave such decision to the president’s discretion.

     The Commercial Code of Japan provides that a significant loan from third party by a company should be approved by the Board of Directors. Our Regulations of the Board of Directors have adopted this policy.

     There is no mandatory retirement age for Directors under the Commercial Code of Japan or our Articles of Incorporation.

     There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director under the Commercial Code of Japan or our Articles of Incorporation.

Rights of Shareholders of Our Common Stock

     We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Commercial Code of Japan and our Articles of Incorporation include:

•	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation;

•	the right to receive interim dividends as provided for in our Articles of Incorporation, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation;

•	the right to vote at a shareholders’ meeting (cumulative voting is not allowed under our Articles of Incorporation);

•	the right to receive surplus in the event of liquidation; and

•	the right to require us to purchase shares when a shareholder opposes (i) the transfer of all or material part of the business, (ii) an amendment of our Articles of Incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) split of the company, or (v) merger; all of which must be consummated by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholders’ meeting at which shareholders having a majority of the voting rights are in attendance.

     The Commercial Code of Japan provides additional specific rights for shareholders owning a substantial number of shares.

     Shareholders holding 10% or more of the total issued shares have the right to apply to a court of competent jurisdiction, or competent court, for:

•	dissolution, and

•	commencement of reorganization proceedings as provided for in The Company Reorganization Law of Japan.

     Shareholders who have held 3% or more of the total issued shares for six months or more have the right to:

•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or statutory auditor,

•	apply to a competent court for removal of a liquidator,

•	apply to a competent court for reorganization of the company, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

     Shareholders holding 3% or more of the total issued shares have the right to:

•	examine our accounting books and documents and make copies of them,

•	apply to a competent court for permission to examine accounting books and documents of a subsidiary and make copies of them, and

•	appointment of an inspector to inspect our operation or financial condition.

     Shareholders who have held 1% or more of the total issued shares for six months or more have the right to:

•	demand that certain matters be made agenda items at a general meeting of shareholders, and

•	apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.

     Shareholders who have held 300 shares for six months or more have the right to demand that certain matters be made objects at a general meeting of shareholders.

     Shareholders who have held any number of shares for six months or more have the right to demand:

•	us to institute an action to enforce the liability of one of our directors or statutory auditors,

•	us to institute an action to recover from a recipient the benefit of a proprietary nature given in relation to exercising the right of a shareholder, and

•	a director on our behalf for the cessation of an illegal or ultra vires action.

     There is no provision under the Commercial Code of Japan or our Articles of Incorporation which forces shareholders to make additional contributions when requested by us.

     Under the Commercial Code of Japan, in order to change the rights of stockholders which are stipulated and defined in our Articles of Incorporation, we must amend our Articles of Incorporation. Amendment must be approved by a special resolution of shareholders where two- thirds of shareholders vote at a shareholders’ meeting at which shareholders having a majority of the voting rights of the stock are in attendance.

     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by the Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the Board of Directors to convene a shareholders’ meeting under the Commercial Code of Japan. Under our Articles of Incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend extraordinary general meetings of our shareholders, we are required to make public notice of record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Rights of Holders of Fractional Shares of Our Common Stock

     Under the Commercial Code of Japan, holders of fractional shares representing 1/100 of a share or integral multiples of 1/100 of a share have the following limited rights:

•	to request a company to issue certificates for the fractional shares unless the company’s articles of incorporation provide that the company does not issue such certificates;

•	to inspect and copy the register of fractional shares;

•	to receive additional shares, money and residual properties in the event of cancellation, consolidation or split of shares, stock transfer, exchange of shares, split of a company or merger; and

•	dividend, interim dividend or preemptive rights if so provided in their articles of incorporation, as is provided in ours;

     Holders of fractional shares may sell their fractional shares by delivery of certificates of fractional shares unless the company’s articles of incorporation provide that the company does not issue such certificates, in which case the holders may request the company to purchase their fractional shares. Our Articles of Incorporation do not contain a provision against the issuance of such certificates.

     Holders of fractional shares recorded in the register of fractional shares or holding certificates of fractional shares may exercise their rights. Holders of fractional shares holding certificates shall deposit the certificates with us in order to exercise their rights. Our Articles of

Incorporation provide that we may fix a record date to determine the holders of fractional shares who can exercise their rights.

Restrictions on Holders of Our Common Stock

     There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights. However, pursuant to a provision of our Articles of Incorporation, a shareholder who does not have an address or residence in Japan is required to file its temporary address in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

     There is no provision in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

     There is no provision in our Articles of Incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Although a shareholder holding more than 5% of the shares in a public company in Japan is required to disclose such shareholding pursuant to the Securities Exchange Law of Japan, this is inapplicable to us as we are not a public company in Japan.

     There is no provision in our Articles of Incorporation governing changes in the capital more stringent than is required by law.

     For a description of rights of holders of ADSs, please see the “Description of American Depositary Receipts” section in our F-1 Registration Statement (File No. 333-12264), declared effective on August 2, 2000, as amended, hereby incorporated by reference.

C.     Material Contracts

     We have entered into the following material contracts:

     On November 30, 1998, we entered into a contract with KDDI, the former KDD, to purchase an IRU in units of capacity of a nationwide network of dark fiber in Japan for 10 years, from May 1999 through April 2009. Under this contract, we are obliged to make lease payments of variable and fixed portions and pay maintenance fees to KDDI for the use of dark fiber. The amount of the fixed portion is ¥2 billion per year through March 31, 2002 and ¥4 billion per year until the end of the lease term in April 2009, totaling ¥34 billion for the life of the IRU agreement.

     The variable portion of the lease payment is set at 5% of total sales during a fiscal year based on sales projections available at the time of the contract, subject to prospective adjustments by agreement of the parties in the percentage in case of future deviations of 10% or more from the projected amount of the variable portion on a cumulative basis from the following business year after such deviation. The contract is being accounted for as an operating lease based on the criteria set forth in SFAS No. 13, “Accounting for Leases.” The fixed portion of lease expense and maintenance expense is recognized on a straight-line basis over the term of the contract and the differences between such expenses and actual cash payments that fluctuate over the lease term are recorded as accrued expenses in the accompanying consolidated balance sheets. Lease expense under this operating lease, including variable and fixed portions, amounted to ¥3,137,787 thousand for the year ended March 31, 2000, and ¥ 3,501,215 thousand (US¥ 27,889 thousand) for the year ended March 31, 2001.

     On March 28, 2000, we entered into a contract with Global Crossing to purchase an IRU in units of dedicated capacity of an international data traffic connection on optic fiber lines between Japan and the United States for the period commencing from March 2000 through December 2023, for a total contract price of US¥25 million. We paid the initial contract fee of ¥6,250 thousand (25% of the total contract price) upon signing the contract in March 2000 and the remaining contract fee of ¥18,750 thousand in March 2001 in accordance with the payment schedule set forth in the contract. The contract is being accounted for as a capital lease based on the criteria set forth in SFAS No. 13. Under this contract, we are also obligated to pay an annual maintenance fee of US¥150,000 per minimum capacity unit for the five units, totaling US¥750,000.

D.     Exchange Controls

     There are no laws, decrees, regulations or other legislation which affect our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our securities.

E.     Taxation

Japanese Taxation

     The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

•	the overall tax consequences of the ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are a resident, and

•	any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, except when treated as dividends in certain conditions, are not subject to Japanese income tax.

     The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (“Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to an United States resident or corporation not having a “permanent establishment” in Japan. A

“permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most shareholders is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and

•	during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

•	not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the Treaty.

     For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

     Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20%. Japan has entered into income tax treaties, conventions or agreements, reducing the above-mentioned withholding tax rate to 15% for investors with a number of countries. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. The withholding tax rate is further reduced if investors and we have some capital relationship as provided for in an applicable tax treaty.

     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by us must submit the required form in advance through us to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non- resident holders may provide such application service. See “Description of Capital Stock—General”. With respect to ADSs, the reduced rate is applicable if The Bank of New York, as depositary, or its agent submits two Application Forms for Income Tax Convention —one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year-end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non- resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

     A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

     Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. An individual who has acquired shares or ADSs as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

     We have paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, except that we will not pay any tax payable in connection with the transfer or sale of the shares by a holder thereof.

United States Taxation

     The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to holders of shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark-to-market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of the voting stock of Crosswave,

•	investors that hold shares of ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

     This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

     For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

     The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading below “PFIC Rules.”

Taxation of Dividends

     Under the United States federal income tax laws if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Crosswave out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

     The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction.

     The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes.

     Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a tax refund.

     Dividends constitute income from sources outside the United States, but generally will be “passive income” or, if received by financial institutions, “financial services income.” Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Crosswave generally will not be subject to United

States federal income tax.

Taxation of Capital Gains

     If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

     We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change. Because of the nature of our income and assets we could be determined to be a PFIC for our current and subsequent taxable years.

     In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average of our assets are attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents, other than certain rents and royalties derived in the active conduct of a trade or business, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs and

•	any “excess distribution” that we make to you, generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

     Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If you own shares or ADSs in a PFIC you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs, and you will recognize the additional gain, if any, on sale or other disposition of your shares or ADSs as ordinary income for that taxable year. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

     If you own shares or ADSs during any year that Crosswave is a PFIC you must file Internal Revenue Service Form 8821.

F.     Dividends and Paying Agents

     Not applicable.

G.     Statement by Experts

     Not applicable.

H.     Documents on Display

     Our 20-F, 6-K reports and other filings with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also get copies by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee.

     In addition, documents referred to in this 20-F filing may be inspected at Crosswave Communication’s Tokyo headquarters, located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan.

I.     Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     Our primary market risk exposures are to foreign exchange rate and interest rate fluctuations.

     As a result of our initial public offering in August 2000, we hold a significant amount of dollar-denominated assets, primarily demand and short-term time deposits.

     Our periodic payment obligations under certain trans-Pacific dedicated line leases are denominated in U.S. dollars. We do not have any material periodic U.S. dollar revenue to match the dollar payments, and thus we are exposed to fluctuations in the yen-dollar exchange rate to the extent the dollar-denominated payments are not hedged.

     Our exposure to fluctuations in interest rates relates primarily to short-term and long-term borrowings and lease obligations related to capitalized equipment. As of March 31, 2001, these borrowings and obligations were payable at a fixed interest rate.

     We will continue to obtain fixed rate borrowings and capital lease obligations to the extent that current favorable interest rate conditions continue. However, we may reconsider this policy if these conditions change.

     We do not hold any marketable common stock investments nor any derivative financial instruments as of March 31, 2001.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

     On August 10, 2000, we completed an initial public offering of ADSs representing our shares. The offering was lead managed by Goldman Sachs & Co., J.P. Morgan & Co. and Robertson Stephens. The ADSs are quoted on the Nasdaq National Market. Registration Statement (No.333- 12264) for the offering was declared effective August 4, 2000.

		Aggregate Offering
	Amount of Shares	price of Shares
	Registered and Sold	Registered-and-Sold

Crosswave Communications Inc.	86,960	$243,488,000

*	Based on initial public offering price before underwriting discount and offering expenses.

     In connection with the issuance and distribution of ADSs, we incurred approximately $19,089 in expenses. Of these expenses, $15,305 was for underwriting discounts and commissions, approximately $625 was to reimburse the underwriters for certain of their expenses, and approximately $3,160 was for other expenses related to the registration and offering of the ADSs. No finders’ fees were paid.

     We received approximately ¥29.0 billion in net proceeds from the sale of ADSs in the initial public offering. Of the net proceeds, we have used approximately ¥3.2 billion for our investment in our nationwide network, ¥2.2 for IRU and maintenance payments to KDDI, ¥2.3 billion for investment in our Japan-US cable, ¥1.6 billion for land purchases and ¥1.2 billion for lease of equipment.

Item 15. [Reserved]

Item 16. [Reserved]

PART IV

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     See Consolidated financial statements for Crosswave Communications Inc. and Subsidiaries attached hereto beginning on page F-1.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended (with English translation)

1.2	Share Handling Regulations (with English translation)*

1.3	Regulations of the Board of Directors (with English translation)*

1.4	Regulations of the Board of Statutory Auditors (with English translation)*

2.1	Specimen Common Stock Certificate*

4.1	Joint Venture Agreement, dated January 26, 1999, among Internet Initiative Japan Inc., Toyota Motor Corporation and Sony Corporation and an amendment thereto dated May 10, 1999 (with English translation)*

4.2	Right of Use Agreement for Transmission Network Facilities, dated November 30, 1998,

between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)**

4.3	Memorandum on Amendments to the Original Agreement, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)**

4.4	Confirmation of IRU Fees, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)**

4.5	Memorandum on Business Cooperation, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)*

4.12	Purchase and Sales Agreement, dated January 8, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)*

4.14	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDDI Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDDI Corporation (with English translation)***

4.15	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.16	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.17	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.18	Agreement On Trial Service Of the International Dedicated Line dated June 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.19	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.20	Land Transfer Agreement, dated September 29, 2000, between Crosswave Communications Inc. and Urban Development Corporation (with English Translation)

4.21	Lease Agreement, dated March 30, 2001, between Crosswave Communications Inc. and Kyoto Research Park Kabushiki Kaisha (with English Translation)

8.1	List of Subsidiaries (see “Organizational Structure” in Item 4.C. of this Form 20-F/A)

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration

Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications Inc. (File No. 333-12264) declared effective on August 3, 1999. Portions of the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) were previously omitted pursuant to a confidential treatment request.

***	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Crosswave Communications Inc.

By

		Name:	Koichi Suzuki

		Title:	President and Representative Director

Date: October 24, 2001

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Page

Financial Statements
Independent Auditor’s Report	F-2

Consolidated Balance Sheets as of March 31, 2000 and 2001	F-3

Consolidated Statements of Operations for the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001	F-5

Consolidated Statements of Shareholders’ Equity for the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001	F-6

Consolidated statements of Cash Flows for the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001	F-7

Notes to Consolidated Financial Statements	F-9

Financial Statements Schedule
Schedule II —Valuation and Qualifying Accounts	F-26

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Crosswave Communications Inc.:

We have audited the accompanying consolidated balance sheets of Crosswave Communications Inc. and subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the years ended March 31, 2000 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crosswave Communications Inc. and subsidiaries as of March 31, 2000 and 2001, and the results of its operations and its cash flows for the period from October 28, 1998 through March 31, 1999, and for the years ended March 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the Index to Consolidated Financial Statements and Schedule is presented for the purpose of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material aspects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis set forth in Note 1.

Asahi & Co

Tokyo, Japan

May 31, 2001

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2000 and 2001

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

CURRENT ASSETS:

Cash and cash equivalents (Note 1)	¥12,239,362	¥24,039,851	$191,492

Accounts receivable, less allowance for doubtful accounts of ¥150 thousand and ¥1,848 thousand ($15 thousand) in 2000 and 2001 respectively (Note 4):	60,895	834,717	6,649

Refundable consumption tax and other current assets	346,747	1,062,243	8,461

Total current assets	12,647,004	25,936,811	206,602

PROPERTY AND EQUIPMENT, net (Notes 1, 2, 4 and 5):	15,005,373	31,368,009	249,864

DEPOSITS AND OTHER ASSETS, net of allowance for doubtful accounts of ¥160,574 thousand ($1,296 thousand) in 2001 (Note 2)	439,104	1,897,622	15,116

Total assets	¥28,091,481	¥59,202,442	$471,582

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

March 31, 2000 and 2001

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

CURRENT LIABILITIES:

Current portion of capital lease obligations (Notes 1, 6 and 13)	¥3,324,883	¥1,935,208	$15,415

Current portion of long-term debt (Notes 7 and 13)	—	236,028	1,880

Accounts payable (Note 4)	1,905,927	4,599,700	36,639

Accrued expenses (Note 2)	2,803,665	5,386,713	42,908

Other current liabilities	5,223	31,849	254

Total current liabilities	8,039,698	12,189,498	97,096

CAPITAL LEASE OBLIGATIONS, less current portion (Notes 1, 6 and 13)	8,129,617	9,231,915	73,538

LONG-TERM DEBT, less current portion (Notes 7 and 13)	—	7,648,127	60,922

OTHER LIABILITIES (Notes 1 and 8)	—	14,880	119

Total liabilities	16,169,315	29,084,420	231,675

COMMITMENTS AND CONTINGENCIES (Notes 2, 6 and 14)

MINORITY INTEREST	—	84,540	673

SHAREHOLDERS’ EQUITY (Note 10):

Common stock of ¥50,000 par value; authorized 600,000 shares at March 31, 2000 and 2001; issued and outstanding 400,000 shares at March 31, 2000 and 501,960 shares at March 31, 2001	19,854,796	30,494,526	242,907

Additional paid-in capital	—	18,317,795	145,912

Accumulated deficit	(7,932,630)	(18,779,471)	(149,590)

Accumulated other comprehensive income (Note 12)	—	632	5

Total shareholders’ equity	11,922,166	30,033,482	239,234

Total liabilities and shareholders’ equity	¥28,091,481	¥59,202,442	$471,582

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

REVENUE (Notes 1 and 4)	¥—	¥231,786	¥2,628,655	$20,939

OPERATING COSTS AND EXPENSES (Note 4):

Cost of data communication services	—	6,098,725	9,513,127	75,778

Depreciation and amortization	405	841,648	2,306,980	18,376

Sales and marketing	—	431,019	632,983	5,042

General and administrative	82,097	520,311	1,138,943	9,073

	82,502	7,891,703	13,592,033	108,269

Operating loss	(82,502)	(7,659,917)	(10,963,378)	(87,330)

OTHER INCOME (EXPENSE):

Interest expense, net (Note 7)	(22)	(195,852)	(280,835)	(2,237)

Foreign exchange gain	—	10,121	553,001	4,405

Other, net (Note 2)	(812)	(3,646)	(170,931)	(1,361)

	(834)	(189,377)	101,235	807

Loss before minority interests and income taxes	(83,336)	(7,849,294)	(10,862,143)	(86,523)

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	—	—	15,302	122

INCOME TAXES (Notes 1 and 9)	—	—	—	—

Net loss	¥(83,336)	¥(7,849,294)	¥(10,846,841)	$(86,401)

	Japanese Yen			U.S. dollars

PER SHARE DATA:

Net loss per share	¥(8,569)	¥(46,643)	¥(23,308)	$(186)

Weighted average number of common shares outstanding	9,725	168,285	465,366	465,366

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

COMMON STOCK:

Balance, beginning of period	¥—	¥6,353,934	¥19,854,796	$158,155

Common stock issued 128,000 shares, 272,000 shares and 101,960 shares for the period ended March 31, 1999 and the years ended March 31, 2000 and 2001, respectively.	6,353,934	13,500,862	10,639,730	84,752

Balance, end of period	¥6,353,934	¥19,854,796	¥30,494,526	$242,907

ADDITIONAL PAID-IN CAPITAL

Balance, beginning of period	¥—	¥—	¥—	$—

Common stock issued 101,960 shares for the year ended March 31, 2001, net of stock offering expenses.	—	—	18,317,795	145,912

Balance, end of period	¥—	¥—	¥18,317,795	$145,912

ACCUMULATED DEFICITS:

Balance, beginning of period	¥—	¥(83,336)	¥(7,932,630)	$(63,189)

Net loss	(83,336)	(7,849,294)	(10,846,841)	(86,401)

Balance, end of period	¥(83,336)	¥(7,932,630)	¥(18,779,471)	$(149,590)

ACCUMULATED OTHER COMPREHENSIVE INCOME:

Balance, beginning of period	¥—	¥—	¥—	$—

Other comprehensive income, net of tax	—	—	632	5

Balance, end of period	¥—	¥—	¥632	$5

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	¥(83,336)	¥(7,849,294)	¥(10,846,841)	$(86,401)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	405	841,648	2,306,980	18,376

Unrealized foreign currency exchange gain	—	(10,016)	(641,051)	(5,106)

Minority interest in net loss of consolidated subsidiaries	—	—	(15,302)	(122)

Changes in operating assets and liabilities:

Increase in accounts receivable	—	(60,895)	(583,734)	(4,650)

Increase in refundable consumption tax and other current assets	(72,660)	(274,087)	(823,162)	(6,557)

Increase (decrease) in accounts payable	77,923	585,102	(569,649)	(4,538)

Increase in accrued expenses and other current liabilities	24,557	2,784,331	2,624,055	20,902

Increase in other liabilities	—	—	14,880	119

Net cash used in operating activities	(53,111)	(3,983,211)	(8,533,824)	(67,977)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(1,187,762)	(6,858,941)	(11,328,145)	(90,235)

Payments for deposits	(41,037)	(295,927)	(625,110)	(4,979)

Increase in other assets, net	(100)	(102,040)	(137,077)	(1,092)

Proceeds from sale and lease back of equipment	—	5,534,639	4,155,161	33,098

Net cash used in investing activities	(1,228,899)	(1,722,269)	(7,935,171)	(63,208)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments under capital lease obligations	(185)	(627,759)	(1,649,325)	(13,138)

Principal payments under installment loans	—	—	(92,312)	(735)

Proceeds from issuance of common stock, net of underwriting commissions	6,353,934	13,500,862	29,368,896	233,940

Proceeds from minority shareholders	—	—	100,000	797

Stock offering expenses	—	—	(404,357)	(3,221)

Net cash provided by financing activities	6,353,749	12,873,103	27,322,902	217,643

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	946,582	7,540

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,071,739	7,167,623	¥11,800,489	93,998

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	5,071,739	12,239,362	97,494

CASH AND CASH EQUIVALENTS AT END OF PERIOD	¥5,071,739	¥12,239,362	¥24,039,851	$191,492

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS:

Cash paid during the period for:

Income taxes	—	—	—	—

Interest expenses	¥21	¥198,457	¥517,073	$4,119

Non-cash transactions — additions to capital lease obligation and installment loans for acquisition of property and equipment during the period	¥3,252	¥12,089,208	¥11,288,511	$89,920

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 1999, 2000 and 2001

1.      Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Business and Organization

Crosswave Communications Inc. (Crosswave) was established on October 28, 1998 as a joint venture among Internet Initiative Japan Inc. (IIJ), Sony Corporation (Sony) and Toyota Motor Corporation (Toyota) for the purpose of operating a nationwide fiber optic network for high-speed, large capacity data communications. Under the joint venture agreement dated January 26, 1999, the ownership interest in Crosswave of IIJ, Sony and Toyota on March 31, 2000 was 40%, 30% and 30%, respectively. On August 4, 2000, Crosswave issued an additional 86,960 shares of common stock, equivalent to 17,392,000 American Depository Shares (ADSs), through an initial public offering on National Association of Securities Dealers Automated Quotations (NASDAQ) at $14 per ADS for ¥26,467,146 thousand. Simultaneously with the IPO, Crosswave made a private placement of 15,000 shares, which is equivalent to 3,000,000 ADSs, to IIJ at $14 per ADS for ¥4,565,400. In December 2000, IIJ purchased an additional 3,000,000 outstanding ADSs of Crosswave. As a result, the ownership interests of the original shareholders as of March 31, 2001 were 37.9% for IIJ, 23.9% for Sony and 23.9% for Toyota.

During the fiscal year ended March 31, 2001, Crosswave established three subsidiaries: Crosswave Facilities Inc. (CWF), Crosswave Services Inc. (CWS) and Crosswave Communications America, Inc. (CWCA). The initial capital investment in these subsidiaries are ¥150,000 thousand and ¥50,000 thousand in cash for CWF and CWS, respectively, and $233 thousand in cash and in an IRU for network capacity valued at $767 thousand for CWCA. Crosswave owns 60% of CWF, which mainly engages in maintenance of telecommunication facilities. CWS, wholly owned by Crosswave, performs customer service functions and other customer related administrative tasks on behalf of Crosswave. CWCA, a US-based corporation, also wholly owned by Crosswave, manages the US-side operations of the US-Japan international fiber optic network.

Crosswave is a Type I Carrier as designated by Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan, and is licensed to provide telecommunication services through its own telecommunication network facilities. The telecommunications industry in Japan is highly regulated and therefore regulatory matters could impact the ability of Crosswave and its subsidiaries (collectively the “Company”) to conduct its business.

Crosswave was a development stage enterprise from its inception through March 1999 and its activities during that period consisted of raising capital, developing its business plan, procuring the Type I Carrier License, designing and developing its network architecture and support system, acquiring the related equipment and facilities and negotiating interconnection agreements.

Crosswave has incurred net losses since inception as it continues to build its network and customer base. The Company intends to fund its future liquidity requirements through capital raising activities and/or funding from other sources including its existing shareholders. If these efforts are not successful, future operations of the Company will be adversely affected.

Summary of Significant Accounting Policies

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Basis of Financial Statements

The Company maintains its books of accounts in conformity with financial accounting standards of Japan. The financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. The major adjustments include those related to accounting for leases, recognition of certain revenues, depreciation and amortization and accruals for certain expenses.

(b)	Consolidation Policy

The consolidated financial statements include the accounts of Crosswave and three of its majority-owned subsidiaries, CWF, CWS and CWCA. All significant intercompany balances and transactions are eliminated in consolidation. Investments in which the Company has less than 20% ownership interest and in which there is no significant influence are accounted for under the cost method of accounting.

(c)	Concentration of Risk

The Company is highly dependent on IIJ, its 37.9 % shareholder, not only as its main customer and its main sales agent but also for procurement of equipment and as a source of managerial and technical personnel and expertise. Revenue from IIJ and its subsidiaries and affiliates accounted for 64.4% of total revenue in the year ended March 31,2001. See also Note 4 for disclosures of related party transactions.

(d)	Translation into U.S. Dollars

The Company maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate at Federal Reserve Bank of New York on March 30, 2001 of ¥125.54 to $1 solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

(e)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f)	Revenue Recognition

The Company provides High-speed backbone service, Wide-area Ethernet platform service, Dial-up port service, International backbone service, Direct fiber access service, Fixed wireless access service, and Data center service directly to its customers on a fixed monthly fee basis, as well as through other carriers on a sales commission basis. Revenues from these services are recognized as the services are provided to customers.

Initial set-up fee revenues are deferred and recognized over the estimated average period that the customers are expected to remain connected to the system which the Company provides.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Sources of Data Communication Services

As more fully described in Note 2, the Company relies on data communication carriers through indefeasible right of use (IRU) contracts in units of capacity of data traffic connections operated by these carriers to provide data communication services to its customers. During the fiscal year ended March 31, 2001, the Company participated in the Information Box Project handled by the Ministry of Land, Infrastructure and Transport, and commenced construction of its own nationwide network by installing fiber optic lines into the conduits which were constructed by the Ministry. The construction schedule is inseparable from the overall schedule of Information Box Project which is scheduled to be completed in the year 2005.

The Company believes that its anticipated use of multiple carriers and its ability to use its own network developments will significantly mitigate concentration of supplier risks in this respect.

(h)	Loss Per Share

Diluted earning per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares from outstanding stock options that are assumed to be exercised. No dilution has resulted from those shares as of March 31, 2000 and 2001.

(i)	Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(j)	Foreign Currency Translation

Purchases denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency accounts payable balances are restated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in other comprehensive income.

(k)	Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization of property and equipment, including purchased software, is computed on a straight-line method using estimated useful lives of 3 to 50 years.

Data communication equipment	3-30 years

Purchased software	5

Leasehold improvements	38 or 50

Other equipment	3-15

Property under capital lease, including certain IRUs, is depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(l)	IRU Contracts

The Company has entered into various IRU contracts with data communication carriers for network data transmission capacity. Accounting for each IRU is based on whether it is a service contract or a lease under Statement of Financial Accounting Standards (SFAS) No.13 “Accounting for Leases.” The Company has determined based on current industry practices and interpretations that each of its IRUs qualifies as a lease. Further classifications have been made as either an operating lease or a capital lease in accordance with established criteria.

As the accounting for IRUs is evolving, there are a number of issues, some of which have already been referred to the Emerging Issues Task Force of the Financial Accounting Standards Board (FASB), while others are likely to be referred to standard setting bodies. As such, different accounting might therefore be required for IRU contracts in the future.

(m)	Capital Leases

All leased property, including certain IRUs, meeting specified criteria under SFAS No. 13 are capitalized as property and equipment based on the present value of the future minimum lease payments.

(n)	Long-Lived Assets

The Company’s long-lived assets, primarily consisting of property and equipment and IRUs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment loss for long-lived assets for the period ended March 31, 1999 and for the years ended March 31, 2000 and 2001.

(o)	Retirement and Pension Plan

Crosswave has unfunded retirement benefits and non-contributory defined benefit pension plans which together cover substantially all of its employees who are not directors. These plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(p)	Income Taxes

Income taxes are provided based on income for financial reporting purposes. Deferred income taxes are recognized under the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are provided against assets which are not likely to be realized.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(q)	Stock-Based Compensation

The Company accounts for its employee stock option plan under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees.”

(r)	Other Comprehensive Income

Other comprehensive income consists of translation adjustment resulting from the translation of financial statements of a foreign subsidiary.

(s)	Segment information

To date, as presented in the accompanying consolidated financial statements, the Company has managed its business and measured results based on a single data communication services operating segment with substantially all its facilities located in Japan.

(t)	Advertising expense

Advertising expense is charged to income as incurred.

(u)	Reclassification

Certain amounts for previous periods were reclassified to conform with the year ended March 31, 2001 presentation.

(v)	New Accounting Standards

In June 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which has been amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral for the Effective Date of FASB Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instrument and Certain Hedging Activities—An amendment of FASB Statement No. 133.” SFAS No. 133, as amended, will be effective for the fiscal years beginning after June 15, 2000 and requires recognition of all derivatives in the balance sheet and measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in the current earnings or other comprehensive income, depending on hedge designation and type of the related hedge transaction. The hedge ineffectiveness will all be recognized in earnings. The Company adopted SFAS No. 133 on April 1, 2001, and the effect on the consolidated financial statements of such adoption was not significant as there was no significant derivative instrument employed.

2.      IRU Contracts With Carriers

The Company has the following three IRU contracts:

On November 30, 1998, the Company entered into a contract with KDDI to purchase an IRU in units of capacity of a nationwide network of dark fiber in Japan for 10 years commencing from May 1999 through April 2009. Under this contract, the Company is obliged to make lease payments of variable and fixed portions and maintenance fees to KDDI for the use of dark fiber. The variable portion of the lease payments is set at 5% of total sales during a fiscal year based on sales projections available at the time of the contract,

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to prospective adjustments by agreement of the parties in the percentage in case of future deviations of 10% or more from the projected amount of the variable portion on a cumulative basis from the following business year after such deviation. The percentage was at 5% for the years ended March 31, 2000 and 2001. The contract is accounted for as an operating lease based on the criteria set forth in SFAS No. 13, “Accounting for Leases.” The fixed portion of lease expenses and maintenance expense is recognized on a straight-line basis over the term of the contract and the differences between such expenses and actual cash payments that fluctuate over the lease term are recorded as accrued expenses in the accompanying consolidated balance sheets. Lease expense under this operating lease, including variable and fixed portions, amounted to ¥3,137,787 thousand and ¥3,501,215 thousand ($27,889 thousand) for the years ended March 31, 2000 and 2001, respectively. It was included in cost of data communications services in the accompanying consolidated statements of operations.

On October 8, 1999, the Company entered into a contract with Pacific Gateway Exchange (PGE) to purchase an IRU in units of dedicated capacity of an international data traffic connection on fiber optic lines between Japan and the United States for 20 years for $25,920 thousand, and made a prepaid contract fee of $1,296 thousand, which is included in deposits and other assets in the accompanying consolidated balance sheets as of March 31, 2000. During the current fiscal year, the Company canceled the contract and negotiated with PGE for the refund of the contract prepayment. Subsequently on December 29, 2000, PGE filed a voluntary petition under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court of the Northern District of California. As a result, the Company fully reserved the ¥160,574 thousand ($1,296 thousand) of the contract prepayment as of March 31, 2001, and the related expenses are accrued and included in other expenses in the accompanying consolidated statement of operations for the year ended March 31, 2001.

On March 28, 2000, the Company also entered into a contract with Global Crossing to purchase an IRU in units of dedicated capacity of an international data traffic connection on fiber optic lines between Japan and the United States for the period from March, 2000 through December 2023, for the total contract price of $25,000 thousand. The Company paid the initial contract fee of $6,250 thousand (25% of the total contract price) upon signing of the contract in March 2000 and the remaining contract fee of $18,750 thousand in March 2001 in accordance with the payment schedule set forth in the contract. The contract is accounted for as a capital lease based on the criteria set forth in SFAS No. 13, and is recorded in property and equipment as a capitalized lease in the accompanying consolidated balance sheets. It is being depreciated on a straight-line basis over the contract term. The contract requires the Company to pay an annual maintenance fee of $150,000 per minimum capacity unit for the five units, totaling $750,000.

3.      Investment in Joint Venture

On February 29, 2000, the Company entered into a joint venture agreement related to Skip City Corporation to participate in the management of institutions of an area in Kawaguchi city in Saitama prefecture and contributed ¥10,000 thousand ($80 thousand) in cash for a 14.29% interest in the joint venture. Under the terms of the joint venture agreement, certain other investors made an additional contribution in December 2000. The ownership interest of the Company is 6.9% at March 31, 2001. Also, under the agreement, additional two contributions are scheduled in January 2002 and February 2003, which will ultimately decrease the Company’s share in the joint venture to 2.02%

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 17, 2000, the Company entered into a joint venture agreement related to i-Heart, Inc. to participate in data center business facility development and operations in Seoul, Korea. On June 16, 2000, the Company contributed ¥9,890 thousand ($79 thousand) in cash for a 3.33% interest in the joint venture. IIJ and IIJ Technology Inc. (IIJ-Tech) also owns 26.67% and 3.33% interest, respectively. Under the terms of the joint venture agreement, IIJ, IIJ-Tech and the Company are to collectively own one third of the joint venture, although their respective percentage of ownership may vary.

On October 20, 2000, the Company entered into a joint venture agreement related to Ayalaport Makati, Inc. to participate in data center business facility development and operations in Makati City in Metro Manila, Philippines. On October 23, 2000, the Company contributed ¥67,130 thousand ($535 thousand) in cash for a 14% interest in the joint venture.

These investments in joint ventures have been accounted for using the cost method and included in deposits and other assets in the accompanying consolidated balance sheets.

4.      Related Party Transactions

Summarized below are significant transactions with related parities for the period ended March 31, 1999 and for the years ended March 31, 2000 and 2001, and the related transaction balances as of March 31, 2000 and 2001:

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

1999:
Transactions
Purchases of property	¥1,080,082	—	—

Operating costs and expenses	5,596	¥17,524	—

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

2000:
Transactions
Revenue	¥199,914	¥12,555	¥1,701

Purchases of property	1,378,677	—	—

Operating costs and expenses	344,845	357,330	30,434

Balances:
Accounts receivable	53,651	6,237	—

Accounts payable	18,939	18,133	3,422

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

2001:

Transactions

Revenue	¥1,693,696	¥273,396	¥4,911

Purchases of property	538,141	—	14,000

Operating costs and expenses	550,007	49,909	53,258

Balances:

Accounts receivable	326,528	54,097	1,411

Accounts payable	230,242	2,991	4,094

	Thousands of U.S. Dollars

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

2001:

Transactions

Revenue	$13,491	$2,178	$39

Purchases of property	4,287	—	112

Operating costs and expenses	4,381	398	424

Balances:

Accounts receivable	2,601	431	11

Accounts payable	1,834	24	33

The Company has management service agreements with IIJ, Sony and Toyota under which directors, managerial and technical employees are seconded from these shareholders to the Company, whose services are charged as service fees to the Company based principally on their payroll costs. Operating costs and expenses presented in the table above included service fees paid for such services to IIJ, Sony and Toyota totaling ¥301,335 thousand, ¥27,653 thousand and ¥30,256 thousand, respectively, for the year ended March 31, 2000 and ¥478,286 thousand ($3,810 thousand), ¥43,160 thousand ($344 thousand) and ¥52,145 thousand ($415 thousand), respectively, for the year ended March 31, 2001.

During the year ended March 31, 2000, the Company paid Intervision Inc., a subsidiary of Sony, ¥317,852 thousand for advertising and promotion services provided by Intervision Inc., which is included in operating costs and expenses in the table above.[ ]

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Property and Equipment

Property and equipment at March 31, 2000 and 2001 consisted of the following:

			Thousands
			of U.S.
	Thousands of Yen		Dollars

	2000	2001	2001

Property and equipment, at cost:

Capitalized leases, primarily data communications equipment	¥12,758,224	¥16,233,830	$129,312

Data communication equipment	885,883	3,452,584	27,502

Purchased software	346,404	390,591	3,111

Land	—	8,000,032	63,725

Leasehold improvements and other equipment	126,438	334,528	2,665

Construction in progress	1,728,418	6,051,795	48,206

	15,845,367	34,463,360	274,521

Less: accumulated depreciation	(839,994)	(3,095,351)	(24,657)

Property and equipment, net	¥15,005,373	¥31,368,009	$249,864

6.	Leases

The Company is obligated under various capital leases and non-cancelable operating leases, which expire at various dates during the next nine years.

At March 31, 2000 and 2001, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Capitalized leases, primarily data communications equipment	¥12,758,224	¥16,233,830	$129,312

Less accumulated depreciation	(706,909)	(2,816,321)	(22,434)

	¥12,051,315	¥13,417,509	$106,878

Depreciation of assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

Future minimum lease payments under capital leases as of March 31, 2001 are as follows:

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of	Thousands of
Year ending March 31,	Yen	U.S. Dollars

2002	¥2,424,809	$19,315

2003	2,424,602	19,313

2004	2,405,990	19,165

2005	2,368,262	18,865

2006	2,539,317	20,227

2007 and thereafter	449,567	3,581

Total minimum lease payments	12,612,547	100,466

Less amount representing interest (rates ranging from 1.90% to 5.14%)	(1,445,424)	(11,513)

Present value of net minimum payments	11,167,123	88,953

Less Current potion	(1,935,208)	(15,415)

Noncurrent	¥9,231,915	$73,538

The Company purchased data communication equipment totaling ¥2,578,720 thousand ($20,541 thousand) which was in turn sold to leasing companies and leased-back as a capital lease during the year ended March 31,2001. Such equipment was included in capital leases above. There was no gain or loss realized from these sale-leaseback transactions.

As explained in Note 2, the Company is obliged under a non-cancelable IRU contract with KDDI accounted for as an operating lease. As of March 31, 2001, future minimum lease payments for the fixed portion of this operating lease contract and maintenance fees under the related non-cancelable maintenance service contract are as follows:

	Thousands of Yen		Thousands of U.S. Dollars

	Lease (fixed		Lease (fixed
Year ending March 31,	portion)	Maintenance	portion)	Maintenance

2002	¥2,000,000	¥2,000,000	$15,931	$15,931

2003	4,000,000	2,500,000	31,862	19,914

2004	4,000,000	2,500,000	31,862	19,914

2005	4,000,000	2,500,000	31,862	19,914

2006	4,000,000	2,500,000	31,862	19,914

2007 and thereafter	12,000,000	7,500,000	95,588	59,742

Total minimum payments	¥30,000,000	¥19,500,000	$238,967	$155,329

In addition to the total minimum payments for the fixed portion presented above, there are projected variable payments as set forth in the contract of ¥1,200,000 thousand ($9,559 thousand), ¥1,800,000 thousand ($14,338 thousand), ¥2,500,000 thousand ($19,914 thousand), ¥3,000,000 thousand ($23,897 thousand), ¥3,500,000 thousand ($27,880 thousand) and ¥13,500,000 thousand ($107,535 thousand) for the years ending March 31, 2002, 2003, 2004, 2005, 2006 and 2007 and thereafter. The actual variable payments made to date are less than the projected amounts in the contract by approximately ¥390 million and ¥711 million ($5,660 thousand) in the years ended March 31, 2000 and 2001, respectively, which may result in adjustments to the rates to be paid in later years according to the provisions of the contract as described in Note 2.

Annual maintenance fee under the IRU contract with Global Crossing is estimated to be approximately ¥94,155 thousand ($750 thousand) per year.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company occupies offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for such cancelable leases for the period ended March 31, 1999 and for the year s ended March 31, 2000 and 2001 totaled ¥7,921 thousand, ¥336,510 thousand and ¥830,976 thousand ($6,619 thousand), respectively.

7.     Long-term Debt

Long-term debt at March 31, 2000 and 2001 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Long-term installments payable for the purchases of data communication equipment, with interest rate 4.36%, secured by the equipment, due the years ending 2002-2007	¥—	1,484,130	$11,822

Long-term installments payable for the purchase of land with interest rate 2.85%, secured by the land, matures in August 2010	—	6,400,025	50,980

Total long-term debt	—	7,884,155	62,802

Less current portion	—	(236,028)	(1,880)

	¥—	¥7,648,127	$60,922

The schedule of the future principal payment is as follows:

		Thousands of U.S.
Year ending March 31,	Thousands of Yen	Dollars

2002	¥236,028	$1,880

2003	246,527	1,964

2004	257,494	2,051

2005	268,947	2,142

2006	880,267	7,012

2007	1,420,191	11,313

Thereafter	4,574,701	36,440

Total	¥7,884,155	$62,802

On September 29, 2000, the Company entered into a long-term installment loan to purchase land located in Yokohama, Kanagawa prefecture, Japan. The total principal of the loan is ¥8,000,032 thousand with interest rate of 2.85%, ¥1,600,006 thousand of which was paid as an initial down payment upon the inception of the loan. The principal is payable in twenty semi-annual installments commencing from February 2006 after interest only payments for the first five years. The installment loan is secured by the land where the construction of a data center is currently in progress.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended March 31, 2001, the Company incurred interest expense totaling ¥669,013 thousand ($5,329 thousand), of which ¥91,591 thousand ($730 thousand) was capitalized as cost of the related construction.

8.     Employee Retirement and Pension Plans

On April 1, 2000, the Company established a non-contributory defined benefits pension plan and a severance indemnity plan. Under these plans, all of the Company’s employees are entitled, upon voluntary retirement after 15 years or more service, or upon mandatory retirement at age 60, to a 10-year-period of annuity payments (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors. The Company’s employees who do not meet these conditions are entitled to lump-sum severance indemnities.

Net periodic pension cost for the year ended March 31, 2001 included the following components:

	Thousand of yen	Thousand of U.S. dollars
	2001	2001

Service cost	¥14,759	$118

Interest cost	121	1

Expected return on plan assets	—	—

Net amortization and deferral	—	—

Net periodic cost	$14,880	$119

The funded status as of March 31, 2001 is as follows:

	Thousand of yen	Thousand of U.S. dollars
	2001	2001

Change in benefit obligation:

Benefit obligation, beginning of year	¥—	$—

Service cost	14,759	118

Interest cost	121	1

Actuarial loss	7,228	57

Benefit paid	—	—

Benefit obligation, end of year	¥22,108	$176

	Thousand of yen	Thousand of U.S. dollars
	2001	2001

Change in plan assets

Fair value of plan assets, beginning of year	¥—	$—

Fair value of plan assets, end of year	¥—	$—

Funded status	¥(22,108)	$(176)

Unrecognized net loss	7,228	57

Net amount recognized	¥(14,880)	$(119)

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actuarial assumption as of March 31, 2001

Weighted-average discount rate	2%

Rate of increase in future compensation levels	3%

Expected long-term rate of return on plan assets	—

The accrued pension liability of ¥14,880 thousand ($119 thousand) is included in other liabilities in the accompanying consolidated balance sheet as of March 31, 2001.

9.     Income Taxes

The Company is subject to national, municipal and local taxes in Japan based on income. Due to enactment of a new tax law, the aggregate normal tax rate was reduced from approximately 48% for the period ended March 31, 1999 to 42% for the years ended March 31, 2000 and 2001. Deferred income taxes were principally calculated at the rate of 42%.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2000 and 2001 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Deferred tax assets:

Net operating loss carryforwards	¥2,140,026	¥5,542,131	$44,146

Accrued expenses	1,164,705	2,229,758	17,762

Lease obligation	33,632	134,084	1,068

Depreciation	43,117	44,976	358

Other	2,161	39,887	318

Total gross deferred tax assets	3,383,641	7,990,836	63,652

Less valuation allowance	(3,316,115)	(7,833,293)	(62,397)

Deferred tax assets	67,526	157,543	1,255

Deferred tax liabilities:

Stock issuance cost	60,986	118,763	946

Capitalized interest	—	38,468	306

Other	6,540	312	3

Total gross deferred tax liabilities	67,526	157,543	1,255

Net deferred tax assets	¥—	¥—	$—

Because of the uncertainty in realization of the future tax benefits, the net deferred tax assets at March 31, 2000 and 2001 are fully offset by a valuation allowance.

At March 31, 2001, the Company had net operating loss carryforwards for income tax purposes of ¥13,195,550 thousand ($105,110 thousand) which were available to offset future taxable income. Most of these carryforwards will expire through 2006.

The Company’s effective tax rate differs from the statutory tax rate of 42% due primarily to provisions for valuation allowances.

10.	Shareholders’ Equity

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of account maintained in conformity with financial accounting standards in Japan. At March 31, 2001, the accumulated deficit recorded on Crosswave’s books of account was ¥13,285,837 thousand ($105,830 thousand), and therefore no dividends may be paid at the present time.

The Code requires the Company to appropriate as a legal reserve a portion of retained earnings in an amount equal to at least 10 % of cash payments, including dividends and officers’ bonuses, in each financial period, until the reserve equals 25 % of stated capital. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Under the Code, at least 50 percent of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion which is to be designated as stated capital is

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital, as reduced by stock issuance costs less the applicable tax benefits, are credited to additional paid-in capital.

On May 11, 2000, a decrease in the number of authorized shares from 1,600,000 to 600,000 was approved at the shareholders meeting.

11.	Employee Stock Option

In August 2000, the Company established stock option plans under which employees and directors may be granted options to purchase common stock. Options are generally granted at not less than the fair market value at grant date, vested over two-year period, and expire in ten years after the grant date.

A summary of option transactions under the plans is as follows:

	Number of shares	Weighted Average
		Exercise Price

Outstanding, April 1, 2000	—	—

Granted	3,800	¥318,578

Outstanding, March 31, 2001	3,800	¥318,578

For the total 3,800 outstanding shares as of March 31, 2001, the weighted average remaining contractual life is eight years, and no share is reserved.

The Company has accounted for these stock options granted under APB No. 25, “Accounting for Certain Transactions Involving Stock Compensation.” There has been no compensation costs recorded, as there was no intrinsic value to the options at the date of grant.

Impact of compensations costs, had the Company elected to recognize compensation costs based on the fair value method according to the provisions of SFAS No. 123, on the Company’s net income and earnings per common share would have been insignificant.

12.	Other Comprehensive Income

The changes in each component of other comprehensive income for the period from October 28, 1998 (date of inception) through March 31, 1999, and the years ended March 31, 2000 and 2001 are as follows:

				Thousand of
	Thousand of yen			US dollars

	1999	2000	2001	2001

Accumulated other comprehensive income, beginning of the period:	¥—	¥—	¥—	$—

Foreign currency translation adjustments, net of tax	—	—	632	5

Accumulated other comprehensive income, end of the period:	¥—	¥—	¥632	$5

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accumulated other comprehensive income as of March 31, 2001 represents translation adjustments in the amount of ¥632 thousand ($5 thousand)

13.	Fair Value of Financial Instruments

For financial instruments other than capital lease obligations and installments payable, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of capital lease obligations at March 31, 2000 and 2001 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

[ ] Capital lease obligation	¥11,581,367	¥11,764,087	$93,708

[ ] Long-term debt	—	9,450,043	75,275

14.	Commitments and contingency

For the network construction, the Company has placed firm orders to purchase related materials and equipment amounting to approximately ¥2.4 billion ($19.1 million) as of March 31, 2001.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS SCHEDULE

For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Thousand of yen

	Balance at
	Beginning of			Balance at End
	Period	Additions	Deductions	End of Period

1999

Allowance for doubtful accounts	¥—	¥—	¥—	¥—

2000

Allowance for doubtful accounts	—	150	—	150

2001

Allowance for doubtful accounts	150	1,848	150	1,848

Allowance for uncollectible contract repayment	—	160,574	—	160,574

	Thousand of U.S. Dollars

	Balance at			Balance at End
	Beginning of			Balance at End
	Period	Additions	Deductions	End of Period

2001

Allowance for doubtful accounts	$1	$15	$1	$15

Allowance for uncollectible contract prepayment	—	1,296	—	1,296

INDEX OF EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation, as amended (with English translation)

1.2	Share Handling Regulations (with English translation)*

1.3	Regulations of the Board of Directors (with English translation)*

1.4	Regulations of the Board of Statutory Auditors (with English translation)*

2.1	Specimen Common Stock Certificate*

4.1	Joint Venture Agreement, dated January 26, 1999, among Internet Initiative Japan Inc., Toyota Motor Corporation and Sony Corporation and amendment thereto dated May 10, 1999 (with English translation)*

4.2	Right of Use Agreement for Transmission Network Facilities, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)**

4.3	Memorandum on Amendments to the Original Agreement, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)**

4.4	Memorandum IRU Fees, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)**

4.5	Memorandum on Business Coorperation, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation) (with English translation)*

4.12	Purchase and Sales Agreement, dated January 8, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)*

4.14	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDDI Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDDI Corporation (with English translation)***

4.15	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.16	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.17	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.18	Agreement On Trial Service Of the Internet Dedicated Line dated June 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.19	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.20	Land Transfer Agreement, dated September 29, 2000, between Crosswave Communications Inc. and Urban Development Corporation (with English translation)

4.21	Lease Agreement, dated March 30, 2001, between Crosswave Communications Inc. and Kyoto Research Park Kabushiki Kaisha (with English translation)

8.1	List of Subsidiaries (see “Organizational Structure” in Item 4.C. of this Form 20F/A)

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications Inc. (File No. 333-12264) declared effective on August 3, 1999. Portions of the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) were previously omitted pursuant to a confidential treatment request.

***	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.